Notice of Annual Meeting of Shareholders

February 28, 2008

and

Management Proxy Circular

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of CIBC will be held at The Fairmont Royal York, Toronto, Ontario, in the Canadian Room, on Thursday, February 28, 2008 at 10:00 a.m. (Eastern Standard Time) for the following purposes:

1.	to receive the financial statements for the year ended October 31, 2007 and the auditors’ report on the statements;

2.	to appoint auditors;

3.	to elect directors;

4.	to consider shareholder proposals attached as Schedule A to the accompanying Management Proxy Circular; and

5.	to transact other business properly brought before the meeting.

January 10, 2008

By Order of the Board

Michelle Caturay

Vice-President, Corporate Secretary
and Associate General Counsel

PROXY FORMS

Your vote is important. If you are unable to attend the meeting in person please complete and return the enclosed proxy form in the envelope provided or mail it to CIBC’s transfer agent, CIBC Mellon Trust Company, P. O. Box 721, Agincourt, Ontario, M1S 0A1, Attention: Proxy Department, or send it by facsimile to 416-368-2502 or 1-866-781-3111 by 10:00 a.m. (Eastern Standard Time) on February 27, 2008.

OUTSTANDING COMMON SHARES AT RECORD DATE

On January 9, 2008 (the date for determining shareholders entitled to receive notice of the meeting) the number of outstanding common shares was 335,080,692.

QUESTIONS

Shareholders with questions about items being voted on at the meeting may contact CIBC’s transfer agent in Toronto at 416-643-5500 or toll free in Canada and the United States at 1-800-387-0825.

SPECIAL ARRANGEMENTS FOR MEETING ATTENDANCE

Shareholders who are planning to attend the meeting and who require special arrangements for hearing or access are asked to contact the Corporate Secretary by mail at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2 or by e-mail to corporate.secretary@cibc.com.

January 10, 2008

Dear Shareholders,

We invite you to attend CIBC’s Annual Meeting of Shareholders that will be held in the Canadian Room of The Fairmont Royal York in Toronto, Ontario, on Thursday, February 28, 2008, at 10:00 a.m. (Eastern Standard Time).

At the meeting, you will have the opportunity to hear about CIBC’s 2007 performance and management’s plans going forward. You will also be able to meet and ask questions of the Board of Directors and management.

This Management Proxy Circular describes the business to be conducted at the meeting and provides information on executive compensation and CIBC’s governance. You may exercise your vote in person at the meeting or by completing and returning your proxy form. Details about voting are on pages 1 and 2 of this Circular.

We hope you will join us. For your convenience, our meeting will be webcast with live coverage at www.cibc.com. A recorded version of the meeting will be available on our website until the next Annual Meeting of Shareholders. For more information, please see CIBC’s 2007 Annual Accountability Report, quarterly financial reports and other corporate information also available on our website.

Sincerely,

William A. Etherington Chairman of the Board	Gerald T. McCaughey President and Chief Executive Officer

Annual Meeting Location
The Fairmont Royal York
Canadian Room
100 Front Street West
Toronto, Ontario
M5J 1E3

Live Webcast
www.cibc.com

VOTING INFORMATION		EXECUTIVE AND DIRECTOR COMPENSATION
1	Matters to be voted on	16	Compensation of directors
1	Who can vote	20	Report on executive compensation
1	Voting restrictions	31	Performance graph
1	How to vote	31	Pay-for-performance graph
1	Voting by proxy	33	Summary compensation table
2	Solicitation of proxies	36	Securities authorized for issuance under equity
2	Confidentiality		compensation plans
		38	Pension arrangements
BUSINESS OF THE MEETING		40	Employment contracts
2	Financial statements	41	Change of control contracts
2	Appointment of auditors
3	Election of directors	OTHER INFORMATION
11	Shareholder proposals	42	Indebtedness of directors and executive officers
		43	Directors and officers liability insurance
BOARD COMMITTEE REPORTS		43	Availability of information
12	Audit Committee	43	Communicating with the Board
14	Corporate Governance Committee	43	Directors’ approval
15	Management Resources and Compensation Committee
16	Risk Management Committee	SCHEDULES
		A	Shareholder Proposals
		B	Statement of Corporate Governance Practices

GLOSSARY OF ACRONYMS

DSOP	Non-Officer Director Stock	PMM	Performance Management and	SAR	Stock Appreciation Right
	Option Plan		Measurement Program	SBU	Strategic Business Unit
DSU	Deferred Share Unit	PSU	Performance Share Unit	SERP	Supplemental Executive
ESOP	Employee Stock Option Plan	RDSU	Retirement Deferred Share Unit		Retirement Plan
ESPP	Employee Share Purchase Plan	RSA	Restricted Share Award	SET	Senior Executive Team
LTIP	Long-Term Incentive Plan	RSIP DSU	Retirement Special Incentive
NEO	Named Executive Officer		Plan Deferred Share Unit

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make in this Management Proxy Circular under “Review of corporate performance and compensation for 2007” and in other statements. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and the operations, performance and results of our business lines, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in our annual Management Discussion & Analysis for the year ended October 31, 2007; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes in accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions in public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Management Proxy Circular or in other communications except as required by law.

All information in this Circular is as of December 31, 2007, and all dollar figures are in Canadian dollars, unless indicated otherwise.

VOTING INFORMATION

Matters to be voted on

At this year’s Annual Meeting of Shareholders, shareholders are voting on:

•	the appointment of auditors;

•	the election of directors; and

•	shareholder proposals.

A simple majority (more than 50%) of the votes cast at the meeting, in person or by proxy, will decide any matter submitted to a vote.

Who can vote

Except for voting restrictions explained below under Voting restrictions, each shareholder is entitled to one vote for each common share he or she owns on January 9, 2008.

At January 9, 2008 there were 335,080,692 common shares of CIBC outstanding. Subject to certain Bank Act (Canada) restrictions, these shares are eligible to vote at the meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

Voting restrictions

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or a province; the government of a foreign country or any political subdivision of a government of a foreign country; any agencies of these entities; and a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes on any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

How to vote

Registered shareholders – Registered shareholders hold shares directly in their name. If you are a registered shareholder, you may vote in person at the meeting or give another person authority to vote for you at the meeting by appointing a proxyholder, as explained below under Voting by proxy and Appointing a proxyholder.

Non-registered shareholders – Non-registered shareholders beneficially own shares but the shares are held in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you may vote your shares through your intermediary or in person at the meeting. To vote your shares through your intermediary you should follow the instructions on the voting instruction form or proxy form provided by your intermediary.

To vote your shares in person at the meeting you should take these steps:

1)	appoint yourself as the proxyholder by writing your name in the space provided on the voting instruction form or proxy form; and

2)	return the voting instruction form or proxy form to the intermediary in the envelope provided.

Do not complete the voting section of the proxy form as your vote will be taken at the meeting.

If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

If you are a participant in the CIBC Shareholder Investment Plan (the Investment Plan), CIBC Mellon will vote your shares in the Investment Plan according to your instructions on the proxy form. You can withdraw your voting instructions only by revoking the proxy as explained below under Revoking your proxy.

Voting by proxy

If you will not be at the meeting, you may still vote by using the proxy form. Please mark your vote, sign, date and return the proxy form in the envelope provided or by fax to CIBC Mellon at 416-368-2502 or 1-866-781-3111, so that it arrives by 10:00 a.m. (Eastern Standard Time) on February 27, 2008.

Appointing a proxyholder – A proxyholder is the person you appoint to represent you at the meeting and vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person’s name in the blank space provided on the proxy form. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the proxy form, William A. Etherington and Gerald T. McCaughey, both of whom are directors of CIBC, are appointed to act as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting, including any continuation after an adjournment of the meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of auditors and on each proposed nominee for election as director. You may vote FOR or AGAINST on the other voting matters. Otherwise, you can let your proxyholder decide for you.

1    CIBC     PROXY CIRCULAR

Voting discretion of proxyholder – If you give instructions on how to vote your shares, your proxyholder must follow them.

If your proxy form does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If you or your proxyholder do not give specific instructions, your shares will be voted as follows:

•	FOR the appointment of Ernst & Young LLP as auditors;

•	FOR the election as directors of all nominees listed in this Circular; and

•	AGAINST Shareholder Proposal Numbers 1 through 14.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting. At the time of printing this Circular, CIBC management does not know of any matter to come before the meeting other than the matters referred to in the Notice of Meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or authorizing your lawyer in writing to sign a statement) to this effect and delivering it to the Corporate Secretary at the head office of CIBC, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, Canada, M5L 1A2, any time before 10:00 a.m. (Eastern Standard Time) on February 27, 2008 or by depositing it with the chair of the meeting on February 28, 2008.

Solicitation of proxies

This Circular is provided in connection with CIBC management’s solicitation of proxies for the meeting. Proxy solicitation will be primarily by mail and by CIBC employees in person, in writing or by telephone. CIBC will pay the cost of solicitation.

Confidentiality

Proxies returned to CIBC Mellon are counted and tabulated independently of CIBC to preserve the confidentiality of individual shareholder votes. CIBC Mellon does not inform CIBC management about how individual shareholders have voted except where comments made by shareholders are intended for the attention of management or where required by law.

BUSINESS OF THE MEETING

1. Financial statements

The consolidated financial statements of CIBC for the year ended October 31, 2007 are included in the 2007 Annual Accountability Report mailed to shareholders with this Circular. These documents are also available on CIBC’s website at www.cibc.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

2. Appointment of auditors

The Audit Committee recommends that shareholders appoint Ernst & Young LLP (E&Y) as auditors of CIBC until the next annual meeting of shareholders. Unless instructed otherwise, the persons named in the enclosed proxy form intend to vote for the appointment of E&Y as auditors of CIBC until the next meeting of shareholders where auditors are appointed.

During the five financial years ended October 31, 2007, CIBC’s auditors were E&Y. E&Y has served as the auditors of CIBC since being appointed in December 2002.

Fees for services provided by external auditors

Fees billed for professional services rendered by E&Y, for the years ended October 31, 2007 and October 31, 2006, are set out below.

	Fiscal 2007	Fiscal 2006
	fees billed	fees billed
	by E&Y(2)	by E&Y
	($)	($)
Audit Fees(1)	15,128,000	13,880,000

Audit Related Fees(2)	5,483,000	4,257,000

Tax Fees(3)	482,000	446,000

All Other Fees(4)	55,000	—

Notes:

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the Standards of the Public Company Accounting Oversight Board (United States). Audit fees for fiscal 2007 include audit fees paid to E&Y for FirstCaribbean International Bank (FirstCaribbean), in which CIBC acquired a controlling interest on December 22, 2006 and currently has a total ownership interest of 91.4%.

(2)	For assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultations, various agreed upon procedures and the translation of financial reports. Audit related fees include $169,000 paid to PricewaterhouseCoopers, external auditors to FirstCaribbean during the transition period following CIBC’s acquisition of FirstCaribbean, until E&Y were appointed auditors on March 8, 2007.

(3)	For tax compliance services.

(4)	For products and services other than the fees reported in (1) to (3).

CIBC     PROXY CIRCULAR    2

Fee policy

CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is available at www.cibc.com. Under this policy and as required by Canadian and U.S. laws, the Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC’s auditors before these services are provided to CIBC or any of its subsidiaries. The Audit Committee approved all of the services provided to CIBC and its subsidiaries described in the table above.

3. Election of directors

This section provides an overview of the nomination process for directors and information on each person nominated for election as a director.

Nomination process

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. The Corporate Governance Committee establishes criteria for the election and re-election of directors, using a competency matrix to assist with reviewing the Board’s collective skill set and, when required, recruiting suitable director candidates. The Corporate Governance Committee is authorized to engage the services of outside consultants to help identify qualified candidates. For detailed information about the nomination process, see Schedule B, “Statement of Corporate Governance Practices – Director nomination process”.

Nominees

In anticipation of planned director retirements over the next two years, the Board has set the number of directors to be elected at 17, the mid-range of the Board’s optimal size (16 -18). The proposed nominees for election as directors are set out on pages 5 to 11. With the exception of Mr. Nicholas D. Le Pan and Mr. Robert J. Steacy, all nominees are presently directors of CIBC. See page 8 for information on Mr. Le Pan and page 10 for information on Mr. Steacy.

All of the proposed nominees who are currently directors were duly elected at the last Annual Meeting of Shareholders held on March 1, 2007, with the exception of Mrs. Leslie Rahl who was appointed as a director effective May 30, 2007. See page 9 for information on Mrs. Rahl.

Each elected director will hold office until the next meeting of shareholders where directors are elected or until such office is vacated, whichever is earlier. No nominee for election as a director currently holds a position in a subsidiary of CIBC.

Ms. Margot A. Franssen and Ms. Cynthia M. Trudell will not stand for re-election.

Director independence – The Board approved independence standards that require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Affiliated Persons Regulations under the Bank Act, the Canadian Securities Administrators (CSA) corporate governance guidelines and the New York Stock Exchange (NYSE) corporate governance rules. CIBC’s Board of Directors Independence Standards are available at www.cibc.com.

The Board determines the independence of a director when the Board approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that 15 of the 17 nominees proposed for election as directors have no material relationship with CIBC and are therefore independent. The result of the Board’s determination for each nominee is set out below.

Independence Status of Director Nominees
Not
Name	Management	Independent	Independent	Reason for Non-Independent Status
Brent S. Belzberg		✓

Jalynn H. Bennett		✓

Gary F. Colter		✓

William L. Duke		✓

Ivan E. H. Duvar		✓

William A. Etherington		✓

Gordon D. Giffin		✓

Linda S. Hasenfratz		✓

John S. Lacey		✓

Nicholas D. Le Pan		✓

John P. Manley		✓

Gerald T. McCaughey	✓		✓	Mr. McCaughey is President and Chief Executive Officer of CIBC.

Leslie Rahl		✓

Charles Sirois		✓

Stephen G. Snyder		✓

Robert J. Steacy			✓	Mr. Steacy’s daughter is an employee of Ernst & Young LLP, CIBC’s external auditors. She does not work on CIBC’s audit or any other matter relating to CIBC.

Ronald W. Tysoe		✓

3    CIBC     PROXY CIRCULAR

For detailed information about how the Board achieves independence, see Schedule B, “Statement of Corporate Governance Practices – Director independence”.

Corporate orders and bankruptcies – To the knowledge of CIBC, the following proposed nominees for election as a director of CIBC had, in the last 10 years, been (a) a director, chief executive officer or chief financial officer of a company that was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (b) a director or executive officer of a company that made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors:

1)	Mrs. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the Nortel Companies), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The Ontario Securities Commission (OSC) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mrs. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies are required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Quebec Securities Commission (QSC) also issued similar orders. Mrs. Bennett was not subject to the orders issued by the BCSC and the QSC. The OSC lifted its cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter. Mrs. Bennett remains a director of the Nortel Companies.

2)	Mr. John S. Lacey was asked by a group of shareholders to lead a restructuring of The Loewen Group Inc. (Loewen) and was acting as Chairman of the Board of Loewen when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Arrangement Act (CCAA) in June 1999. In January 2002 Loewen successfully emerged from Chapter 11 and CCAA proceedings as Alderwoods Group Inc. where Mr. Lacey remained as Chairman of the Board until November 2006.

3)	Mr. John P. Manley was a director of the Nortel Companies when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies are required to make under Ontario securities laws. The BCSC and QSC also issued similar orders. The OSC lifted its cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter.

Mr. Manley was also a director of the Nortel Companies when the OSC made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005. Mr. Manley remains a director of the Nortel Companies.

4)	Mr. Charles Sirois was acting as Chairman of the Board of Microcell Telecommunications Inc. (Microcell) when it elected and was granted protection to restructure its capital under the CCAA in January 2003. In May 2003 Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.

5)	Mr. Robert J. Steacy was a director of ITI Education Corporation (ITI) (as a result of Torstar Corporation’s partial ownership of ITI) when it voluntarily agreed to the appointment of a receiver in August 2001. Mr. Steacy resigned from the Board of ITI on August 16, 2001. In October 2001, a cease trading order was issued against ITI by the OSC, which prohibited the trading of securities of ITI until filing an Order of Revocation by the OSC. This cease trading order was imposed as a result of ITI’s failure to file its interim financial statements in accordance with Ontario securities law.

CIBC     PROXY CIRCULAR    4

Nominees for Election as a Director

BRENT S. BELZBERG Toronto, Ontario Age: 57 Independent	Mr. Belzberg is President and Chief Executive Officer of Torquest Partners Inc. He has over 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. In addition to the public company directorships listed below, Mr. Belzberg has served on the board of a number of investee companies. Mr. Belzberg is a director of Mount Sinai Hospital and Chair of its Quality Committee. He is Chair of the Canadian Council for Israel and Jewish Advocacy (CIJA) and also serves as an advisor to the law faculty at the University of Toronto. Before 1979 Mr. Belzberg practiced law at Torys LLP in Toronto.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2007

Board (2005)		17/17	1/1
Risk Management Committee (2005)		6/6	12/16

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Four Seasons Hotels Inc.	2002 – 2007	—
O&Y REIT	2001 – 2005	—

JALYNN H. BENNETT C.M. Toronto, Ontario Age: 64 Independent	Mrs. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. She is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission. Before setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. In addition to the public company directorships listed below, Mrs. Bennett is a director of The Cadillac Fairview Corporation Limited. She is very active on boards and committees of institutions and organizations in the education and health sectors in Ontario and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance. She is also the Vice-Chair of The Public Accountants Council for the Province of Ontario.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2007

Board (1994)		17/17	1/1
Audit Committee (2005)		9/9	1/1
Corporate Governance Committee (2000), Chair (2003)		7/7	1/1
Risk Management Committee (by invitation)		—	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Aur Resources Inc.(3)	2007 – 2007	—
Bombardier Inc.	2002 – 2004	—
Canwest Global Communications Corp.	1998 – 2005	—
Nortel Networks Corporation	2005 – present	Compensation and Human Resources
Nortel Networks Limited	2005 – present	Compensation and Human Resources, Pension Fund Policy
Sears Canada Inc.	1993 – 2005	—
Teck Cominco Limited	2005 – present	Audit, Corporate Governance, Pension

5    CIBC     PROXY CIRCULAR

Nominees for Election as a Director

GARY F. COLTER Mississauga, Ontario Age: 61 Independent	Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada. In addition to the public company directorships listed below, Mr. Colter is a director of PSPIB Destiny Inc., successor to the Retirement Residences Real Estate Investment Trust, which ceased to be a public company in 2007. He is also a member of its Corporate Governance Committee and Chair of its Audit Committee.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2007

Board (2003)		17/17	1/1
Audit Committee (2003), Chair (2003)		9/9	1/1
Corporate Governance Committee (2003)		7/7	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Core-Mark Holding Company Inc.	2004 – present	Audit, Compensation (Chair), Governance
Owens-Illinois Inc.	2002 – present	Audit (Chair), Governance
Retirement Residences Real Estate Investment Trust(3)	2005 – 2007	—
Viterra (formerly Saskatchewan Wheat Pool)	2003 – 2006	—

WILLIAM L. DUKE Kenosee Lake, Saskatchewan Age: 61 Independent	Mr. Duke is President of Annandale Farms Inc. and operates a 3,500 acre mixed grain farm in southeast Saskatchewan. He is a past President of the Western Canadian Wheat Growers Association and was a member of the Auditor General of Canada’s Special Advisory Committee. Mr. Duke operated a farm management and tax consulting business from 1975 to 1985.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2007

Board (1991)		17/17	1/1
Management Resources and Compensation Committee (2005)		6/6	3/3

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

None	—	—

IVAN E.H. DUVAR Amherst, Nova Scotia Age: 68 Independent	Mr. Duvar is President and Chief Executive Officer of MIJAC Inc., a private investment company. He served as Chairman of Maritime Tel & Tel Limited from 1995 to 2000 and as President and Chief Executive Officer of Maritime Telegraph and Telephone Company from 1985 to 1995. Mr. Duvar is a director of several Canadian corporations in addition to those public company directorships listed below, including WAJAX Income Fund.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 96%	during Fiscal 2007

Board (1989)		17/17	1/1
Audit Committee (1997)		8/9	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

ING Canada Inc.	2005 – present	Audit (Chair)
WAJAX Limited	2001 – present	Corporate Governance, Human Resources (Chair)

CIBC     PROXY CIRCULAR    6

Nominees for Election as a Director

WILLIAM A. ETHERINGTON Toronto, Ontario Age: 66 Independent	Mr. Etherington was appointed Chairman of the Board of CIBC in 2003. From 2000 until his appointment as Chairman, he was Lead Director. Mr. Etherington retired in 2001 as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer of IBM World Trade Corporation, having worked for IBM over 37 years in Canada, the U.S., Latin America and Europe. In addition to the public company directorships listed below, Mr. Etherington is a member of the Advisory Board, the Redwood Group, and a director of SS&C Technologies Inc. (both private firms). He is also a director of St. Michael’s Hospital, and a member of the President’s Council, the University of Western Ontario.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2007

Board (1994)		17/17	1/1
Mr. Etherington is not a member of Board Committees but is invited to attend at the pleasure of the Committee Chair.

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Allstream Inc.	2003 – 2004	—
Celestica Inc.	2001 – present	Audit, Compensation (Chair), Corporate Governance, Executive
Dofasco Inc.	2002 – 2006	—
MDS Inc.	2001 – present	Corporate Governance, Compensation (Chair)
Onex Corporation	2007 – present	—

THE HONOURABLE GORDON D. GIFFIN Atlanta, Georgia, U.S.A. Age: 58 Independent	Mr. Giffin is Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP. In addition to the public company directorships listed below, Mr. Giffin is a member of the Council on Foreign Relations, on the Board of Trustees for The Carter Center and on the Board of Counselors of Kissinger-McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2007

Board (2001)		17/17	1/1
Corporate Governance Committee (March 2007)		3/3	1/1
Risk Management Committee (2003)		6/6	15/16

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Bowater Incorporated (Abitibi Bowater)	2003 – present	Audit, Environment and Safety
Canadian National Railway Company	2001 – present	Environment, Safety and Security, Finance, Human Resources and Compensation
Canadian Natural Resources Limited	2002 – present	Audit, Nominating and Corporate Governance
Ontario Energy Savings Corp.	2006 – present	Audit, Compensation and Human Resources
TransAlta Corporation	2002 – present	Nominating and Corporate Governance

LINDA S. HASENFRATZ Guelph, Ontario Age: 41 Independent	Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Linamar designs, develops and manufactures precision machined components, modules and systems for engine, transmission and chassis systems primarily for the North American and European automotive marketplace. Ms. Hasenfratz is Vice Chairman of the Royal Ontario Museum Foundation and is a member of the Canadian Board of Advisors of Catalyst. She is Co-Chair of the North American Competitive Council and is Vice Chair of the Board of Directors of the Original Equipment Suppliers Association. Ms. Hasenfratz was named one of Canada’s Top 40 under 40 by Report on Business Magazine in 2003 and received the Wilfrid Laurier Outstanding Leader Award in November 2007.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 91%	during Fiscal 2007

Board (2004)		16/17	1/1
Management Resources and Compensation Committee (2004)		5/6	2/3

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Linamar Corporation	1998 – present	—

7    CIBC     PROXY CIRCULAR

Nominees for Election as a Director

JOHN S. LACEY Thornhill, Ontario Age: 64 Independent	Mr. Lacey is Chairman of the Advisory Board, Tricap Restructuring Fund. From 2002 until 2006 he was Chairman of Alderwoods Group, Inc. Previously, Mr. Lacey was Chairman of Loewen Group, President and Chief Executive Officer of The Oshawa Group Ltd., President and Chief Executive Officer of WIC Western International Communications and he also served as President and Chief Executive Officer of Scott’s Hospitality Inc. In addition to the public company directorships listed below, Mr. Lacey is a director of Cancer Care Ontario and is the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 90%	during Fiscal 2007

Board (2004)		15/17	1/1
Corporate Governance Committee (2005)		7/7	1/1
Management Resources and Compensation Committee (2005)		5/6	3/3

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Alderwoods Group Inc.	2002 – 2006	—
Canadian Tire Corporation Limited	2003 – 2006	—
Loblaw Companies Limited	2007 – present	Governance
Stelco Inc.	2006 – 2007	—
TELUS Corporation	2000 – present	Compensation, Governance
Western Forest Products Inc.	2004 – 2006	—

NICHOLAS D. LE PAN Ottawa, Ontario Age: 56 Independent	Mr. Le Pan has extensive experience in financial services matters. He served as Superintendent of Financial Institutions for Canada from 2001 to 2006 and as Deputy Superintendent, Office of the Superintendent of Financial Institutions, Canada (OSFI) from May 2000. He acted as Deputy Superintendent (Supervision) from 1997, where his duties included oversight of the supervision programs for banks and other deposit-taking institutions. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including representation as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. In May 2007, Mr. Le Pan was appointed by the federal government as Senior Expert Advisor to the RCMP on its white-collar crime unit, the Integrated Market Enforcement Teams. He is also the Chair-elect of the Canadian Public Accountability Board which oversees auditors of public companies, chair of the Independent Review Committee of Brandes Investment Funds and a member of the board of the Toronto Centre for Leadership in Financial Sector Supervision.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: n/a	during Fiscal 2007

Not currently a director		n/a	n/a

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

None	—	—

CIBC     PROXY CIRCULAR    8

Nominees for Election as a Director

THE HONOURABLE JOHN P. MANLEY P.C. Ottawa, Ontario Age: 57 Independent	Mr. Manley is Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government. He was appointed to Cabinet in November 1993. Mr. Manley was appointed as Deputy Prime Minister of Canada in January 2002 and also served as Finance Minister from June 2002 to December 2003. In addition to the public company directorships listed below, Mr. Manley is a director of Optosecurity Inc., CARE Canada, the National Arts Centre Foundation and MaRS Discovery District. He is also a member of the Board of Governors of the University of Waterloo. Mr. Manley is also a member of the Conference Board of Canada and the Board of Directors of the Institute for Research on Public Policy. In 2007 Mr. Manley was appointed Chair of the Independent Panel on Canada’s Future Role in Afghanistan.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2007

Board (2005)		17/17	1/1
Audit Committee (2005 – March 2007)		5/5	—
Risk Management Committee (March 2007)		3/3	9/9

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Canadian Pacific Railway	2006 – present	Audit, Corporate Governance and Nominating, Pension Trust Fund
Nortel Networks Corporation	2004 – present	Compensation and Human Resources
Nortel Networks Limited	2004 – present	Compensation and Human Resources, Pension Fund Policy

GERALD T. McCAUGHEY Toronto, Ontario Age: 51 Not Independent(4)	Mr. McCaughey is President and Chief Executive Officer of CIBC, a position he has held since August 2005. Before his appointment as President and Chief Executive Officer, he was President and Chief Operating Officer of CIBC from December 2004. From his start in CIBC’s Wood Gundy Private Client Division in 1990, Mr. McCaughey held a series of progressively senior positions including President of Wood Gundy Private Client Investments, Head of Global Private Client Investments, and Senior Executive Vice-President CIBC, responsible for Wealth Management in 1999. In December 2002 Mr. McCaughey was appointed Vice-Chair of CIBC and in February 2004 he became Chairman and Chief Executive Officer of CIBC World Markets Inc., the global investment banking arm of CIBC. Mr. McCaughey is Chair of the Advisory Board for the Canada Institute of the Woodrow Wilson Center, a director of the Frontier College Foundation, and a member of The Learning Partnership’s Corporate Advisory Board.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2007

Board (2005)		17/17	1/1
Mr. McCaughey is not a member of Board Committees but is invited to attend at the pleasure of the Committee Chair.

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

None	—	—

LESLIE RAHL New York, New York, U.S.A. Age: 59 Independent	Mrs. Rahl is President and Founder of Capital Market Risk Advisors, Inc., (CMRA) of New York, a consulting boutique specializing in risk management, hedge funds and risk governance. Prior to founding CMRA in 1994 and its predecessor firm, Leslie Rahl Associates, in 1991, Mrs. Rahl spent almost 20 years in increasingly senior positions at CitiBank N.A., culminating as Co-Head of Derivatives in North America. In addition to the public company directorship noted below, she is a director of the International Association of Financial Engineers and a member of the Alternative Investment Management Association’s Hedge Fund Committee. She is a former director of the International Swaps Dealers Association (ISDA) and former trustee of the MIT Investment Management Company. Mrs. Rahl was named among the Top 50 Women in Finance by Euromoney in 1997 and has authored a book on hedge funds and a variety of publications and articles on hedge funds and risk.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2007

Board (May 2007)		7/7	—
Risk Management Committee (May 2007)		2/2	6/6

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Federal National Mortgage Association (also known as Fannie Mae)	2004 – present	Compliance, Executive, Housing & Community Finance, Risk and Capital (Chair)

9    CIBC     PROXY CIRCULAR

Nominees for Election as a Director

CHARLES SIROIS C.M., O.Q., Montreal, Quebec Age: 53 Independent	Mr. Sirois is Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder. Mr. Sirois is also Chairman and Chief Executive Officer of Enablis Entrepreneurial Network, a private sector-led and global non-profit organization dedicated to help bridge the digital divide by supporting entrepreneurs in developing countries who adopt Information and Communication Technologies (ICTs) as a significant part of their growth strategy. In addition to the public company directorship noted below, Mr. Sirois is also a director of FA Capital Corp. and Gestion ID Capital Inc.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2007

Board (1997)		17/17	1/1
Corporate Governance Committee (2003)		7/7	0/1
Management Resources and Compensation Committee (1997), Chair (2003)		6/6	3/3

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Cossette Communication Group Inc.	2007 – present	Human Resources and Corporate Governance
Microcell Telecommunications Inc.	1997 – 2004	—
Telesystem International Wireless Inc.	1997 – 2004	—

STEPHEN G. SNYDER Calgary, Alberta Age: 58 Independent	Mr. Snyder is President and Chief Executive Officer of TransAlta Corporation, an energy company focused on electricity generation and energy trading and marketing. He is past Chair of The Conference Board of Canada and is the Chair of its Governance Committee. Mr. Snyder is also Chair of the Calgary Stampede Foundation, a director of the Alberta College of Art and Design and the Calgary Exhibition & Stampede. Mr. Snyder is Chair of the Calgary Committee to End Homelessness and Chair of the ecoENERGY Carbon Capture and Storage Task Force. Mr. Snyder is also a member of the World President’s Organization.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 96%	during Fiscal 2007

Board (2000)		17/17	1/1
Corporate Governance Committee (2004 – March 2007)		3/4	1/1
Risk Management Committee (2004), Chair (2004)		6/6	16/16

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

TransAlta Corporation	1996 – present	—

ROBERT J. STEACY Toronto, Ontario Age: 57 Not Independent(4)	Mr. Steacy is a retired Chief Financial Officer of Torstar Corporation, a major Canadian media company, with over 20 years of senior financial officer experience. Mr. Steacy was Executive Vice President and Chief Financial Officer of Torstar Corporation from 2002 to 2005; Vice President Finance from 1989 to 2002; and Director, Finance from 1983 to 1988. He has served on the boards of Torstar subsidiaries, investments and also on a number of not-for-profit boards including University of Toronto Press where he was Chair of the Human Resources Committee and a member of the Audit Committee. In addition to the public company directorships listed below, he is also a director of OCP Holdings Corporation.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: n/a	during Fiscal 2007

Not currently a director		n/a	n/a

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Alliance Atlantis Communications Inc.(3)	2005 – 2007	—
Cineplex Galaxy Income Fund	2005 – present	Audit (Chair), Compensation
Domtar Corporation	2007 – present	Audit (Chair), Nominating and Corporate Governance
Domtar Inc.	2005 – present	Audit (Chair), Nominating and Corporate Governance
Somerset Entertainment Income Fund	2005 – 2007	—

CIBC     PROXY CIRCULAR    10

Nominees for Election as a Director

RONALD W. TYSOE New York, New York, U.S.A. Age: 54 Independent	From October 2006 to October 2007 Mr. Tysoe was a Senior Advisor with Perella Weinberg Partners LP. Mr. Tysoe was Vice-Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 until October 2006 and served as Chief Financial Officer of Federated from 1990 to 1997.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2007	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 96%	during Fiscal 2007

Board (2004)		16/17	1/1
Audit Committee (March 2007)		5/5	1/1
Risk Management Committee (2004 – March 2007)		3/3	7/7

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

The E.W. Scripps Company	1996 – present	Audit (Chair), Compensation
Great American Financial Resources, Inc.	1999 – 2004	—
Macy’s Inc. (formerly Federated Department Stores, Inc.)	1988 – 2005	—
NRDC Acquisition Corp.	2007 – present	Audit
Ohio Casualty Corporation(3)	2006 – 2007	—
Taubman Centers, Inc.	2007 – present	Audit

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.

(2)	Current committee memberships.

(3)	Ceased to be a public company in 2007.

(4)	See table called Independence Status of Director Nominees on page 3.

Director attendance at Board and committee meetings

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required, usually on short notice. A director is encouraged to attend all regularly scheduled Board and committee meetings and expected to attend 75% of these meetings. This standard is not applied to attendance at special Board or special committee meetings.

Summary of Board and committee meetings held in fiscal 2007

Below is a summary of Board and committee meetings held in fiscal 2007. The attendance record of each director nominee is set out in his or her biographical information on pages 5 to 11. Each director nominee who is currently a director of CIBC attended 75% or more of regularly scheduled Board and committee meetings.

	Regular	Special
Board	17	1

Audit Committee	9	1

Corporate Governance Committee	7	1

Management Resources and Compensation Committee	6	3

Risk Management Committee	6	16

Attendance record for directors not standing for re-election:

Margot A. Franssen
Board – Regular: 13/17 Special: 1/1
Management Resources and Compensation Committee –
Regular: 6/6 Special: 2/3

Cynthia M. Trudell
Board – Regular: 13/17 Special: 1/1
Audit Committee – Regular: 6/9 Special: 1/1

Director attendance at the Annual Meeting of Shareholders

CIBC encourages each member of the Board to attend its annual meeting of shareholders. At the last annual meeting of shareholders held on March 1, 2007, all but one of the directors attended.

4. Shareholder proposals

Attached to this Circular as Schedule A are shareholder proposals that have been submitted for consideration at the meeting and the response of management and the Board to each of the proposals.

Any shareholder proposal intended for inclusion in CIBC’s fiscal 2008 Management Proxy Circular must be submitted by October 10, 2008.

11    CIBC     PROXY CIRCULAR

BOARD COMMITTEE REPORTS

CIBC’s Board of Directors has established four committees:

•	Audit Committee

•	Corporate Governance Committee

•	Management Resources and Compensation Committee

•	Risk Management Committee

The Board has approved a mandate for each committee and delegated responsibilities as set out in those mandates. Every year, each committee reviews its mandate and whether it has fulfilled that mandate. Any revisions to a mandate are also reviewed annually by the Corporate Governance Committee and approved by the Board. For fiscal 2007, each committee is satisfied that it has fulfilled its mandate.

To enhance disclosure of the responsibilities and activities of the Board’s committees, each committee has provided a report, highlighting its structure, mandate and significant achievements during 2007.

Report of the Audit Committee

The Audit Committee has voluntarily provided a report that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Full Committee mandate is available at www.cibc.com Committee chair mandate is available at www.cibc.com	Fulfill responsibilities for reviewing integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries.

Responsibilities include:

• Financial Reports
✓ Review the integrity of CIBC’s financial statements and financial disclosures and recommend for Board approval
✓ Review the consolidated annual and interim financial statements, external auditors’ report and Management’s Discussion and Analysis and recommend for Board approval
✓ Review other financial disclosures and recommend for Board approval
✓ Review any material changes in accounting policies and practices
• External Auditors
✓ Review guidelines on hiring employees from external auditors
✓ Review and approve external auditors’ annual audit plan
✓ Review and assess external auditors’ independence annually
✓ Review qualifications and performance of the external auditors annually
✓ Review external auditors’ compensation and recommend for Board approval annually
✓ Review and approve non-audit services by external auditors
✓ Review external auditors’ annual report on their internal quality control procedures
✓ Select and recommend, for shareholder approval, appointment of external auditors
• Internal Audit Function
✓ Review performance and appoint Chief Auditor annually
✓ Review and assess internal auditors’ independence annually
✓ Review and approve internal auditors’ annual audit plan
✓ Review and approve Internal Audit Mandate and Charter annually
• Internal Controls
✓ Review management’s report on the effectiveness of internal control systems to assess the effectiveness of the design and operation of CIBC’s internal controls
• Certain Federally Regulated Subsidiaries
✓ Act as the audit committee for certain federally regulated subsidiaries
• Compliance with Legal and Regulatory Requirements
✓ Review reports from senior management on compliance with legal and regulatory requirements
• Whistleblowing Procedures
✓ Review and approve procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters
• Succession Planning
✓ Review, in consultation with the Management Resources and Compensation Committee, succession plans for the Chief Financial Officer, the Controller, the Chief Auditor and the Chief Accountant

CIBC     PROXY CIRCULAR    12

2007 KEY MILESTONES	Auditor Evaluation: The Committee carried out a formal evaluation of external auditors, Ernst & Young LLP, including quality, service, costs and succession planning.

Audit Partner Rotation:  The Committee had oversight of the audit partner rotation process and designated two new audit partners in December.

Internal Controls:  Active oversight of control issues resolution.

Director Continuing Education: Individual education plans were developed for each Committee member as part of the continuing education process.

MEMBERSHIP	• G.F. Colter, Chair • J.H. Bennett • I.E.H. Duvar • C.M. Trudell • R.W. Tysoe	• All members are “financially literate” as required by the NYSE and the CSA. • Each member is an “audit committee financial expert” under the SEC rules.

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

Audit Committee Report regarding SEC matters

CIBC management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, E&Y, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), and an independent audit of internal control over financial reporting, in accordance with the standards of the Public Company Accounting Oversight Board (United States). These audits serve as a basis for the auditors’ opinions included in the Annual Accountability Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with Canadian generally accepted accounting principles. The Committee’s responsibility is to monitor and oversee these processes.

The Committee has discussed with E&Y the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of CIBC’s financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under section 404 of the U.S. Sarbanes-Oxley Act of 2002.

E&Y provided to the Committee the written disclosures and the letter required by Rule 3600T of the Public Company Accounting Oversight Board (United States), which adopts on an interim basis Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee has discussed with E&Y that firm’s independence from CIBC. The formal written statement describes all relationships between E&Y and CIBC including a written confirmation that E&Y are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002, and Rule 3600T of the Public Company Accounting Oversight Board (United States), which designates as interim independence standards Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board.

Based on this review and these discussions, the Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2007 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of E&Y as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Gary F. Colter, Chair, Jalynn H. Bennett, Ivan E.H. Duvar, Cynthia M. Trudell and Ronald W. Tysoe.

13    CIBC     PROXY CIRCULAR

Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the “Statement of Corporate Governance Practices” in Schedule B, which describes the governance framework that guides the Board and management in fulfilling its obligations. Every year, this statement is updated by the Corporate Governance Committee and approved by the Board.

MANDATE		Assist Board in fulfilling its corporate governance oversight responsibilities and act as CIBC’s conduct review committee under the Bank Act.
Full Committee mandate		Responsibilities include:
is available at		• Oversight of Corporate Governance Matters
www.cibc.com		✓ Review corporate governance framework and activities and report to the Board on the state of CIBC’s corporate governance activities annually
Committee chair		✓ Review processes for administering CIBC’s Disclosure Policy annually
mandate is available at		✓ Review corporate governance disclosure
www.cibc.com		• Composition and Performance of the Board and its Committees
✓ Consider and recommend to the Board the nomination or appointment of directors to the Board and Board committees
✓ Recommend to the Board the removal of a director from a Board committee
✓ Establish and recommend for Board approval the criteria for director and committee member selection and review the criteria annually
✓ Oversee and review annually a program for director development
✓ Review and recommend for Board approval performance goals for the Chairman annually
✓ Review director remuneration annually
✓ Review mandates of the Board, committees, Chief Executive Officer (CEO), Chairman and the chair of each committee annually
✓ Assess the performance of the Board, directors, committees and the Chairman annually
✓ Evaluate director independence annually
✓ Review and recommend for Board approval criteria for the tenure of directors
• Chief Executive Officer and Chairman of the Board Succession
✓ Review succession and emergency preparedness planning for the CEO and the Chairman and recommend to the Board for approval annually
• Conflicts of Interest and Conduct Review
✓ Review policies, practices and procedures relating to self-dealing and conflicts of interest
✓ Review compliance with the Employee Code of Conduct and Director Code of Ethics annually
✓ Review certain policies and procedures relating to reputation risk annually
✓ Act as the conduct review committee for CIBC and certain federally regulated subsidiaries

2007 KEY MILESTONES	Board Renewal: As part of its commitment to ongoing Board renewal, the Committee retained an external advisor to assist in recruiting director candidates to fill expected gaps in the Board’s composition. The Committee, with the Board’s approval, put forward two new candidates for election by the shareholders: Mr. Nicholas D. Le Pan and Mr. Robert J. Steacy. See page 8 and page 10, respectively, for more information on these individuals.

Board Operations:  At the request of the Committee, processes were enhanced to assist in the Committee’s continuing evaluation of director independence. While the Board’s independence standards require the Committee to review and determine a director’s independence annually, the Committee monitors director independence more frequently.

Director Continuing Education: The Committee continued monitoring the Director Development Policy. The Board’s target over time is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items. Progress against this target was made during fiscal 2007, with approximately 10.6% of time being dedicated to educational presentations. At the board level, the focus of director education was on risk management methodology, economic capital allocation and executive compensation disclosure and linkage to performance. Each Board committee conducted educational sessions relevant to its responsibilities.

MEMBERSHIP	• J.H. Bennett, Chair
• G.F. Colter, Chair, Audit Committee
• G.D. Giffin, Member, Risk Management Committee
• J.S. Lacey, Member, Management Resources and Compensation
  Committee
	• C. Sirois, Chair, Management Resources and Compensation Committee	• The Committee includes at least one member of each of the other Board committees to enhance communication and overall governance.

100% INDEPENDENT		All members met Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

CIBC     PROXY CIRCULAR    14

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee has provided its “Report on Executive Compensation” beginning on page 20.

MANDATE Full Committee mandate is available at www.cibc.com Committee chair mandate is available at www.cibc.com
Assist Board in fulfilling its governance responsibilities in relation to CIBC’s human resource policies and practices, including oversight of CIBC pension plans.

Responsibilities include:

• Chief Executive Officer Performance Evaluation and Compensation
    ✓ Review CEO goals for Board approval annually
    ✓ Evaluate CEO performance and recommend CEO compensation to Board for approval annually
    ✓ Review CEO employment arrangement

• Appointment and Compensation of Senior Management other than the Chief Executive Officer
✓ Review senior management employment arrangements and organizational changes
✓ Review succession and emergency preparedness plan for CFO and all senior management reporting to the CEO

• Internal Controls, Regulatory Compliance and Human Resource Risks
✓ Review management’s assessment of significant human resource risks and effectiveness of related internal controls annually
✓ Review material organizational structure changes and recommend for Board approval

• Compensation Principles, Policies and Plans, Incentive Compensation Plans and Equity-Based Plans
✓ Review compensation principles, policies and plans for senior management annually and oversee the development of new plans
✓ Review management compensation plans and recommend any plan amendments or new plans for Board approval

• CIBC Pension Funds and Pension Plans
✓ Act as administrator of CIBC pension funds and pension plans
✓ Review performance, material risks and governance structure of CIBC pension plans
✓ Review amendments to the pension plans

• Disclosure
✓ Prepare the Report on Executive Compensation for CIBC’s Management Proxy Circular

2007 KEY MILESTONES	Executive Compensation: The Committee requested and reviewed a report from its independent advisor on the compensation program for the Senior Executive Team, including the CEO, to validate that the compensation opportunities for senior executives are appropriately competitive given CIBC’s level of performance and talent requirements and that a strong alignment between pay and performance exists.

Pension: The Committee reviewed a comprehensive pension asset liability study, which resulted in the Committee approving changes to both the asset mix and investment structure of CIBC’s Pension Plan in order to continue to appropriately meet the long-term obligations of the fund. In addition, the Committee continued its quarterly review of pension investment performance.

Talent Management: The Committee reviewed a five-year Talent Strategy which focused on enhancing succession and improving organizational effectiveness by broadening executive mandates and minimizing management layers. The Committee reviewed CEO and SET succession plans, the associated development plans for SET and the results of an assessment for executives reporting directly to SET. The Committee confirmed that continuing to build the leadership skills of our executive population is one of its highest priorities.

Director Continuing Education: The Committee conducted two educational sessions focused on (1) a global view of current trends and key factors influencing the executive pay environment in financial services; and (2) an overview of best practices in compensation governance and disclosure.

MEMBERSHIP	• C. Sirois, Chair
• W.L. Duke
• M.A. Franssen
• L.S. Hasenfratz
• J.S. Lacey

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

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Report of the Risk Management Committee

MANDATE Full Committee mandate is available at www.cibc.com Committee chair mandate is available at www.cibc.com	Assist Board in fulfilling its responsibilities in relation to identifying, measuring, monitoring and controlling CIBC’s principal business risks.

Responsibilities include:

•  Credit, Market, Investment, Operational, Balance Sheet (including capital, subsidiaries, affiliates and legal entities) and Liquidity Risks (as well as other treasury-related risks)
    ✓ Review risk limits and policies and procedures for credit, market, investment, operational, and liquidity risks
    ✓ Review management’s compliance with risk and balance sheet policies

•  Credit Delegation
    ✓ Review and approve credit authorization limits for CIBC employees
    ✓ Report to the Board on related party loans and credits

•  Reputation and Legal Risks
    ✓ Review management’s compliance with policies and procedures established by management for the effective identification and control of reputation and legal risks annually

• Regulatory Compliance ✓ Oversight of management’s review of compliance with applicable laws and regulations

2007 KEY MILESTONES	Retail and Wholesale Credit: The Committee oversaw further development of credit risk infrastructure and tools to enhance the management, measurement, monitoring and control of CIBC’s credit portfolios. Special focus was applied to the unsecured retail credit portfolio and to asset backed and collateralized debt obligation (CDO) exposures within the wholesale portfolio.

Basel II: The Committee monitored progress in meeting CIBC’s objective to obtain approval from the Office of the Superintendent of Financial Institutions Canada (OSFI) for the Advanced Internal Ratings-Based (AIRB) and Advanced Measurement Approaches (AMA) for regulatory capitalization of credit and operational risk under the Basel II Capital Accord. On August 1, 2007, CIBC was granted conditional acceptance of the AMA Program by OSFI, allowing CIBC to use the AMA for minimum operational risk regulatory capital reporting purposes beginning November 1, 2007. CIBC was the only Canadian Bank to receive the conditional acceptance for AMA.

Other Risks: The Committee continued progress in assessing the effective measurement, monitoring and control of wholesale credit, market, reputation and legal, liquidity and operational risks.

Director Continuing Education: The Committee received educational updates on Basel II, including the extent of the Committee’s oversight and approval responsibilities, and on credit derivatives and their use in managing credit risk, and a tutorial on risk management methodology and economic capital allocation.

MEMBERSHIP	• S.G. Snyder, Chair
• B.S. Belzberg
• G.D. Giffin
• J.P. Manley
• L. Rahl

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the Bank Act Affiliated Person Regulations, the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cibc.com.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of directors

The Corporate Governance Committee reviews director compensation every year and recommends updates to the Board for approval when considered appropriate or necessary to recognize the workload, time commitment and responsibility of Board and committee members, and to remain competitive with director compensation trends in Canada. In doing so, the Committee uses industry survey comparative data and from time to time retains an independent external consultant to assist in reviewing director compensation. Based on such a review of industry comparative data, director compensation was updated effective August 1, 2007 to increase the director annual retainer from $80,000 to $100,000, $60,000 of which must be received in the form of deferred share units or CIBC common shares.

A director who is not an officer of CIBC or any of its subsidiaries is compensated for his or her services as a director through a combination of fees. These fees may be paid in various ways: cash, CIBC common shares and/or deferred share units (DSUs). A DSU is a bookkeeping entry credited to an account maintained for the individual director until retirement from the Board. The value of a DSU is equal to the value of a CIBC common share. DSUs receive or are entitled to dividend equivalent payments that are credited to a director in the form of additional DSUs at the same rate as dividends on common shares. The value of DSUs credited to a director is payable in cash in a lump sum when he or she is no longer a director of CIBC. DSUs do not entitle the holder to voting or other shareholder rights. A director is reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out his or her duties as a director.

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Director compensation

Chairman of the Board retainer(1)	$300,000	per year

Director retainer:
– Cash	$40,000	per year
– Deferred share units/common shares	$60,000	per year

Committee chair retainer(2)
– Audit Committee	$40,000	per year
– Other Committees	$25,000	per year

Committee member retainer(2)	$5,000	per year

Board/committee meeting attendance fee	$2,000	per meeting

Non-resident attendance fee(3)	$2,000	per trip

Notes:

(1)	The Chairman of the Board receives an Annual Retainer of $300,000 with $180,000 payable in cash, DSUs or CIBC common shares and $120,000 payable in CIBC common shares or DSUs. The Chairman of the Board receives no additional fees as a director.

(2)	Committee chairs do not receive a committee member retainer for membership on the Corporate Governance Committee. A Corporate Governance Committee member who is not the chair of a committee receives a committee member retainer.

(3)	Non-resident attendance fees are paid to a director attending in person at Board or committee meetings held outside the director’s province or state of residence.

Individual director compensation paid in fiscal 2007

The following table sets out the compensation paid during fiscal 2007 to each individual who is currently a director.

Fees paid to current directors during the period November 1, 2006 to October 31, 2007

						Non-
		Committee	Committee	Board	Committee	Resident	Total	Total Fees
	Board	Member	Chair	Attendance	Attendance	Attendance	Fees	Allocated to
	Retainer	Retainer	Retainer	Fees	Fees	Fees	Earned	CIBC Common
	($)	($)	($)	($)	($)	($)	($)	Shares/DSUs
Brent S. Belzberg	85,000	5,000	—	36,000	36,000	6,000	168,000	100%

Jalynn H. Bennett	85,000	5,000	25,000	36,000	38,000	6,000	195,000	27%

Gary F. Colter	85,000	5,000	40,000	36,000	36,000	6,000	208,000	25%

William L. Duke	85,000	5,000	—	36,000	18,000	16,000	160,000	100%

Ivan E.H. Duvar	85,000	5,000	—	36,000	18,000	16,000	160,000	33%

William A. Etherington(1)	300,000	—	—	—	—	—	300,000	100%

Margot A. Franssen	85,000	5,000	—	28,000	16,000	6,000	140,000	100%

Gordon D. Giffin	85,000	8,333	—	36,000	50,000	18,000	197,333	27%

Linda S. Hasenfratz	85,000	5,000	—	34,000	14,000	6,000	144,000	36%

John S. Lacey	85,000	10,000	—	32,000	32,000	6,000	165,000	52%

John P. Manley	85,000	5,000	—	36,000	34,000	6,000	166,000	100%

Gerald T. McCaughey(2)	—	—	—	—	—	—	—	—

Leslie Rahl(3)	38,333	2,083	—	14,000	16,000	6,000	76,417	87%

Charles Sirois	85,000	5,000	25,000	36,000	32,000	18,000	201,000	100%

Stephen G. Snyder	85,000	5,000	25,000	36,000	52,000	16,000	219,000	100%

Cynthia M. Trudell	85,000	5,000	—	28,000	14,000	10,000	142,000	100%

Ronald W. Tysoe	85,000	5,000	—	34,000	32,000	16,000	172,000	100%

TOTAL	1,528,333	80,416	115,000	494,000	438,000	158,000	2,813,750

Notes:

(1)	As Chairman of the Board, Mr. Etherington receives an annual retainer of $300,000. He does not receive any other compensation as a director.

(2)	Mr. McCaughey receives no compensation as a director.

(3)	Mrs. Rahl was elected a director effective May 30, 2007.

Director equity plans

The following plans have been established by CIBC to enhance the alignment of the interests of directors with those of shareholders.

Non-Officer Director Share Plan – This plan provides that non-officer directors may elect to receive all or a portion of their cash compensation in the form of cash, CIBC common shares, or DSUs. For purposes of this plan, cash compensation includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, committee member retainers and the Chairman of the Board retainer.

Director Deferred Share Unit/Common Share Election Plan – This plan provides for the DSU/common share component of the director retainer to be paid to the directors in the form of either DSUs or CIBC common shares.

DSUs allocated under the director equity plans receive or are entitled to dividend equivalent payments, in the form of additional DSUs, at the same rate as dividends on CIBC common shares. The value of DSUs credited to a director is payable in cash in a lump sum when he or she is no longer a director of CIBC. In addition, for directors subject to section 409A of the United States Internal Revenue Code of 1986, as amended, the director is not providing

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any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable in cash when the director is no longer related to or affiliated with CIBC as “related” and “affiliated” are defined in the Income Tax Act (Canada). The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the TSX on a date related to the date the DSU is payable. Total accruals for additional DSUs allocated to directors under the above plans during fiscal 2007 was $985,986.

Director equity ownership guideline

CIBC encourages its directors to have an equity position in CIBC. Under the Board’s director equity ownership guideline, a director is expected to invest half of the cash component of the director retainer in CIBC common shares and/or DSUs until the director owns CIBC common shares and/or DSUs having a value of not less than $300,000. A director is expected to reach this level of equity ownership within five years of his or her appointment to the Board.

All of CIBC’s directors currently meet, or are on track to meet, CIBC’s equity ownership guideline. The following table sets out each director’s equity ownership interest in CIBC and any changes in ownership interest since December 31, 2006.

	Equity Ownership		Equity Ownership
	at		at		Net Change in
	December 31, 2007		December 31, 2006		Equity Ownership
								Guideline Met (✓)
	CIBC		CIBC		CIBC		Market Value of	OR
	Common		Common		Common		Equity Holdings at	Investment Required
	Shares(1)	DSUs	Shares(1)	DSUs	Shares	DSUs	December 31, 2007(2)	to meet Guideline
Name	(#)	(#)	(#)	(#)	(#)	(#)	($)	($)
Brent S. Belzberg(3)	1,250	4,340	500	2,419	750	1,921	398,791	✓

Jalynn H. Bennett	13,663	—	13,362	—	301	—	974,718	✓

Gary F. Colter	10,732	—	9,429	—	1,303	—	765,621	✓

William L. Duke	17,078	—	16,138	—	940	—	1,218,344	✓

Ivan E. H. Duvar	8,689	5,147	8,419	4,424	270	723	987,060	✓

William A. Etherington	54,164	—	52,471	—	1,693	—	3,864,060	✓

Margot A. Franssen	15,166	3,288	14,319	2,623	847	665	1,316,508	✓

Gordon D. Giffin	1,525	6,780	1,000	6,568	525	212	592,479	✓

Linda S. Hasenfratz	5,181	—	4,878	—	303	—	369,612	✓

John S. Lacey	3,558	5,860	3,558	4,766	—	1,094	671,880	✓

John P. Manley	—	5,210	—	3,274	—	1,936	371,681	✓

Gerald T. McCaughey(4)	160,970	—	91,159	—	69,811	—	11,483,600	✓

Leslie Rahl(5)	—	771	n/a	n/a	n/a	n/a	55,003	244,997

Charles Sirois	11,369	5,147	10,346	4,424	1,023	723	1,178,251	✓

Stephen G. Snyder	21,472	—	15,878	—	5,594	—	1,531,812	✓

Cynthia M. Trudell	—	5,042	—	3,384	—	1,658	359,696	✓

Ronald W. Tysoe	6,000	8,073	6,000	6,003	—	2,070	1,003,968	✓

Notes:

(1)	Information as to shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and therefore has been provided by each director.

(2)	The value of a DSU is tied to the value of CIBC’s common shares. The market value of equity holdings was calculated based on $71.34, the average of the high and low price of a CIBC common share on the TSX on December 28, 2007.

(3)	Mr. Belzberg exercises control or direction over 4,000 CIBC Non-Cumulative Class A Preferred Shares, Series 23 with a market value at December 31, 2007 of $102,240.

(4)	Mr. McCaughey does not receive compensation for his services as a director and is therefore not eligible to receive DSUs under director compensation plans.

(5)	Mrs. Rahl joined the Board effective May 30, 2007 and has until May 30, 2012 to meet the equity ownership guideline. Since joining the Board, Mrs. Rahl has elected to receive 100% of her director fees in the form of DSUs. The value of her equity ownership is expected to reach the guideline by April, 2009.

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Director stock options

Common share option grants were made to non-officer directors as part of their compensation in 2000, 2001 and 2002 under the Non-Officer Director Stock Option Plan, established by the Board in June 2000 and approved by the shareholders in March 2001. In January 2003, the Board determined that no further options would be granted under the plan. The following table sets out option grants made to current directors under the plan.

					For Vested Options at December 31, 2007
				Options			Value of
			Exercise	Granted			Unexercised
	Date Granted	Expiry Date(1)	Price	and Vested	Exercised	Unexercised	Options(2)
Name	(mm/dd/yy)	(mm/dd/yy)	($)	(#)	(#)	(#)	($)
Jalynn H. Bennett	06/01/00	06/01/10	40.37	2,000	—	2,000	61,940
	03/06/01	03/06/11	48.98	2,000	—	2,000	44,720
	03/05/02	03/05/12	52.29	2,000	—	2,000	38,100

William L. Duke	06/01/00	06/01/10	40.37	2,000	2,000	—	—
	03/06/01	03/06/11	48.98	2,000	—	2,000	44,720
	03/05/02	03/05/12	52.29	2,000	—	2,000	38,100

Ivan E.H. Duvar	06/01/00	06/01/10	40.37	2,000	—	2,000	61,940
	03/06/01	03/06/11	48.98	2,000	—	2,000	44,720
	03/05/02	03/05/12	52.29	2,000	—	2,000	38,100

William A. Etherington	06/01/00	06/01/10	40.37	4,000	4,000	—	—
	03/06/01	03/06/11	48.98	4,000	4,000	—	—
	03/05/02	03/05/12	52.29	4,000	4,000	—	—

Margot A. Franssen	06/01/00	06/01/10	40.37	2,000	2,000	—	—
	03/06/01	03/06/11	48.98	2,000	2,000	—	—
	03/05/02	03/05/12	52.29	2,000	—	2,000	38,100

Gordon D. Giffin	09/11/01	09/11/11	56.08	2,000	—	2,000	30,520
	03/05/02	03/05/12	52.29	2,000	—	2,000	38,100

Charles Sirois	06/01/00	06/01/10	40.37	2,000	—	2,000	61,940
	03/06/01	03/06/11	48.98	2,000	—	2,000	44,720
	03/05/02	03/05/12	52.29	2,000	—	2,000	38,100

Stephen G. Snyder	08/08/00	08/08/10	42.89	2,000	2,000	—	—
	03/06/01	03/06/11	48.98	2,000	2,000	—	—
	03/05/02	03/05/12	52.29	2,000	2,000	—	—

Notes:

(1)	Options expire the earlier of 10 years from date of grant or 60 months from leaving the Board.

(2)	The value shown for unexercised stock options is the in-the-money value at December 31, 2007. This calculation is based on a CIBC common share price of $71.34, the average of the high and low price of a CIBC common share on the TSX on December 28, 2007.

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Report on executive compensation

The Management Resources and Compensation Committee (the Committee) assists the Board in fulfilling its governance responsibilities for CIBC’s human resources policies and practices. Each year, as part of its mandate, the Committee reviews CIBC’s compensation principles, policies and plans and reports to the Board on CIBC’s executive compensation. The Committee has provided a separate report on its structure, mandate and key achievements during the 2007 fiscal year on page 15.

This report on executive compensation provides a comprehensive summary of executive pay at CIBC and describes the processes for determining compensation, specifically for the Senior Executive Team (SET), which is comprised of officers who are responsible for a strategic business unit or have a policy-making function and includes the Named Executive Officers (NEOs) set out in the Summary Compensation Table on page 33. The report is intended to make CIBC’s executive pay policies, practices and compensation decision-making processes as transparent and understandable as possible for all readers.

CIBC provides all information required by Canadian disclosure rules for executive compensation. In addition, CIBC continually updates executive compensation processes and disclosure to be at the forefront of governance developments, taking into consideration disclosure guidelines from leading shareholder governance organizations and the new disclosure rules of the U.S. Securities and Exchange Commission.

Executive Summary

The compensation processes and programs for the SET reflect CIBC’s commitment to pay-for-performance. The portion of SET compensation that is variable typically ranges from 85%-90%, comprised of 30%-40% variable cash and 50%-60% deferred equity (see page 22). All variable compensation, including deferred equity awards, is subject to both business and individual performance. In addition, future payouts of deferred equity awards are tied directly to shareholder value.

Target compensation for SET, the level of pay for fully meeting business and individual performance expectations, is set at the median of the relevant markets in which we compete for talent. Actual compensation will fluctuate above and below this target level based on absolute and relative business performance results. Management’s recommendations for SET target compensation levels are validated by the Committee’s advisor each year, based on their independent assessment of market practice, and are approved by the Committee as appropriate.

At the beginning of each year, the Board approves business performance requirements that must be met to achieve threshold, target and maximum levels of compensation for each SET member. These business performance requirements are independently assessed by the Committee’s advisor and, for fiscal year 2007, the advisor concluded that the CIBC goals were challenging/very challenging. At the end of each year, the Chief Executive Officer and the Committee review actual business performance against the business performance requirements and assess these results for sustainability. For fiscal year 2007, this assessment resulted in a downward adjustment, primarily due to the impact of write-downs taken in CIBC World Markets’ structured credit business, which were not in line with CIBC’s strategic imperative of consistent and sustainable performance.

The Committee believes that CIBC’s programs and the Board’s/Committee’s governance processes result in strong alignment between pay and performance and demonstrate CIBC’s ongoing commitment to be a leader in transparent disclosure. Some additional highlights are provided in the following table:

Compensation Programs:

Chief Executive Officer Option Grant with Performance-based Vesting
Mr. McCaughey received a special grant of 250,000 options upon his appointment as President and Chief Executive Officer. The vesting of this award is conditional on CIBC achieving total shareholder return that is equal to or greater than the average of the other four major Canadian banks for specified performance periods. This grant will only have realizable value if and when these future performance hurdles are met.

The first and second tranches of this option grant (50,000 options each) met the time and performance based vesting conditions on October 31, 2006 and October 31, 2007 respectively, as CIBC’s total shareholder return exceeded the average total shareholder return for the other four major Canadian banks for each of the 2006 and 2007 fiscal years.

Holdback on Chief Executive Officer Compensation	The Chief Executive Officer’s annual cash and deferred equity awards (excluding options) for a fiscal year are determined by the Committee at the end of the following fiscal year. This allows the Committee to take into account any post year-end events that would influence assessment of performance for the current year.

Test Future Pay-for-Performance Linkages	The Committee tests executive compensation programs under a variety of performance scenarios to ensure that the value delivered to executives is linked to CIBC’s performance over the long term. For example:
    •  the Committee reviewed an analysis of the amounts that the Chief Executive Officer could eventually receive in equity payouts over the next 5 and 10 year periods using a variety of growth scenarios.

Supplementary Executive Retirement Plan (SERP) Design	Increases in compensation do not automatically increase the participant’s SERP benefit due to the fixed dollar compensation limits on final average earnings (detailed on page 38). These limits are approved by the Committee on an annual basis.

Governance:

Use of Stock Options	CIBC continues to make prudent use of stock options as part of its total compensation package and has made option grants representing less than 0.3% of common shares outstanding for each of the past three years (discussed on page 38).

Share Ownership Guidelines	Executives are subject to formal share ownership guidelines (discussed on page 36). Currently all of the SET, including the NEOs, exceed these ownership requirements by a wide margin. In addition, pursuant to the terms of his employment agreement, these guidelines apply to Mr. McCaughey for an additional two-year holding period post-retirement, or, in certain circumstances, if Mr. McCaughey should resign from employment with CIBC prior to attaining the age of 55.

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Governance cont’d.:

Change of Control Triggers	Severance payouts and accelerated vesting of deferred equity awards and pension occur only if both:
    •  a change of control event occurs; and
    •  the executive’s employment is terminated without cause or the executive resigns during the 24-month coverage period following the change of control event for reasons specified in the policy, such as a material reduction in job responsibilities and/or compensation opportunity.

Independent advice to the Committee – While the Committee seeks advice from third party advisors on a variety of compensation matters, one executive compensation consulting firm, currently Watson Wyatt, is engaged directly as the advisor to the Committee. This advisor attends all Committee meetings and provides advice and counsel, based on independent analyses of the issues being reviewed or recommended. The analyses and advice include, but are not limited to, compensation philosophy, the establishment of comparator groups, market compensation practices and levels, annual total direct compensation recommendations for the Chief Executive Officer and SET, variable compensation plan design including pay-for-performance calibration, and supplemental pension benefits.

The Committee believes that the key to an effective relationship with its advisor is that the advisor works independently from management. When Watson Wyatt was retained as the Committee advisor in fiscal 2006, the following restrictions were incorporated into their mandate to ensure the Committee’s requirements for advisor independence are met:

•	Watson Wyatt reports directly to the Committee and acts only on instructions provided, or approved, by the Chair of the Committee; and

•	Work performed by Watson Wyatt for any other CIBC mandate must be pre-approved in writing by the Chair of the Committee.

Total fees for services provided to CIBC by Watson Wyatt for the 2007 fiscal year are set out below.

2007 Fiscal Year Fees ($)
Committee Mandate	498,000

All Other CIBC Mandates(1)	734,000

Note:

(1)	Fees earned relative to conducting compensation surveys ($25,000), review of an on-line retirement planning tool for compliance with applicable pension legislation ($15,000) and consulting on the U.S. retirement program ($694,000). Watson Wyatt’s retainer to consult on CIBC’s U.S. retirement program was pre-approved by the Committee at the time Watson Wyatt was awarded the Committee advisor mandate.

Principles and objectives of CIBC’s executive compensation programs

The Committee’s philosophy concerning compensation is that pay should be aligned with performance and with the competitive market for talent. Compensation decisions are approached within a comprehensive total compensation framework, which includes all components of compensation: base salary, variable compensation (cash plus deferred equity), pension, benefits and perquisites. The total compensation package is designed to allow CIBC to attract, retain and motivate qualified individuals in the various markets in which it competes for talent. The following principles guide both compensation plan design and pay decisions:

•	alignment between pay and performance will be achieved through the use of variable compensation – both annual cash and deferred equity awards;

•	deferred equity awards will be used to align employees’ interests with those of CIBC shareholders by building equity ownership in the organization and by allowing employees to share in CIBC’s long-term success. Vesting of any awards will be subject to a pre-determined vesting schedule and continued employment with CIBC;

•	performance will be evaluated on a combination of CIBC, business unit, and individual performance:

—	business performance will be measured on both an absolute and relative basis balancing short-term and long-term business objectives; and

—	performance objectives will reflect a balanced view of performance taking into consideration financial and non-financial measures;

•	individual variable compensation awards will differentiate between high, average and low performance; and

•	total direct compensation (the sum of base salary and variable compensation) will be targeted at:

—	the upper end of the relevant compensation market for business and individual performance that exceeds performance expectations; and

—	the lower end of the relevant compensation market when business and/or individual performance falls below performance expectations.

Application of CIBC’s compensation philosophy – CIBC’s management processes reflect these guiding compensation principles and objectives as follows:

1.	Rigorous evaluation of performance and associated variable compensation awards

Individual performance for all employees of CIBC is assessed through CIBC’s Performance Management and Measurement (PMM) program. The PMM program uses a balanced scorecard approach, incorporating financial and non-financial measures at the CIBC, strategic business unit (SBU) and individual level as appropriate. The non-financial measures relate to clients, culture, operational efficiency, ethical conduct and the demonstration of CIBC values. Through the PMM program, managers assess an individual’s contribution, based on pre-determined goals and measures, to both CIBC and to their business in order to determine an appropriate performance rating and corresponding variable compensation award. This award is then allocated between cash and deferred equity, based on a pre-determined grid.

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CIBC has established specific performance criteria for each rating level and uses a rigorous calibration process to evaluate performance in a consistent manner. The senior managers in each SBU review the performance ratings and associated compensation recommendations for all executives to determine whether the application of the pay-for-performance philosophy has been fair and equitable. The total executive population is subsequently reviewed by the Chief Executive Officer and SET to further test the consistent interpretation and application of performance ratings and corresponding compensation recommendations across SBUs.

2.	Demonstrated alignment between pay and performance

The compensation mix is designed to reflect an individual’s ability to influence results and is intended to balance CIBC’s short, mid and long-term performance objectives. For senior executives, the compensation mix is heavily weighted towards variable compensation to reinforce the pay-for-performance link. Within variable compensation, the mix for senior executives is more heavily weighted to deferred equity awards, which more closely align to mid and long-term business performance and the interests of CIBC’s shareholders.

The value of the deferred equity award is subject to both business and individual performance criteria at the time of grant. CIBC believes that this approach directly aligns pay and performance by tying the amount of the initial award directly to performance for the year in respect of which the award is granted.

Figure 1 below provides typical CIBC weightings, based on actual compensation paid, for the key elements in the compensation mix for different levels of executives and shows that variable compensation ranges from 85%-90% of the mix for the SET.

Figure 1: Compensation Mix

Note:

(1) Includes the Chief Executive Officer.

3. A balanced view of performance

Variable compensation funding is subject to quarterly reviews, which incorporate an assessment of absolute and relative business performance as well as the sustainability of those results, based on both financial and non-financial measures.

Variable compensation funding is initially calculated based on formulae that vary within CIBC as follows:

Business Grouping(1)	Variable Compensation Funded as a Percentage of...
Infrastructure groups	CIBC pre-tax, pre-bonus earnings

CIBC Retail Markets, CIBC Wealth Management	Business unit pre-tax, pre-bonus earnings

CIBC World Markets	Business unit revenue

Note:

(1) Specific funding formula for SET is discussed on page 25.

On a quarterly basis, the Chief Executive Officer applies his informed judgment to adjust the formula-based variable compensation accruals, up or down, to establish funding that appropriately reflects current year business performance.

In the latter part of the year, when the variable compensation funding is being finalized, management evaluates the alignment of pay to performance on a top-down basis by reviewing:

•	the relationship of compensation expense to CIBC’s performance. This analysis focuses on the ratio of compensation expense to key business performance metrics for the current and past two years, using ratios such as:

—	total compensation expense to revenue;

—	variable compensation expense to revenue;

—	variable compensation expense to Net Income Before Tax and Incentives (NIBBT); and

—	variable compensation expense to Net Income After Tax (NIAT).

CIBC     PROXY CIRCULAR    22

The ratio of total compensation expense to revenue is also reviewed on a relative basis, adjusted for business mix differences, against CIBC’s major competitors.

•	whether total spend associated with variable compensation reflects CIBC’s absolute performance and performance relative to its major competitors on a year-over-year basis. Business performance is evaluated using a detailed business performance measurement system that assesses the financial and non-financial performance of each of its individual business lines using criteria which correlate to the main categories of evaluation used for individual performance reviews.

The Committee does a preliminary review of the total variable compensation funding in October each year based on these top-down management reviews.

The next step of the variable compensation funding evaluation is a bottom-up review for each SBU performed by CIBC’s Human Resources group, which considers managers’ recommendations on individual performance ratings and variable compensation, SBU and line of business performance on an absolute and relative basis, changes in employee population and related foreign exchange rates, as well as competitive pay positioning (see “Compensation benchmarking practices” on page 24 for more detail on comparator groups) and any pay-for-performance issues that need to be addressed.

Variable compensation funding is then adjusted up or down by the Chief Executive Officer based on actual financial and non-financial performance in relation to objectives for a given year, as well as any specific compensation market issues. Final funding at year-end is subject to Committee review and approval.

Overview of compensation structure

CIBC’s compensation policies and programs are designed and administered to meet all regulatory requirements (e.g., federal pay equity legislation) in the jurisdictions in which we operate. Total compensation is made up of three basic components: base salary, variable compensation and benefits (including pension and perquisites).

1)	Base salary – Base salary is established with reference to an executive’s role, accountabilities and capabilities, as well as base pay levels for similar positions in the market. CIBC’s approach is to maintain base salaries at the market median of the relevant comparator group.

     While base salaries are reviewed on an annual basis, increases are not automatic and are typically provided only if an executive assumes additional material responsibilities or if there is a notable increase in market base salary levels.

2)	Variable compensation – Variable compensation is comprised of both annual cash and deferred equity awards. These are the primary compensation components that CIBC uses to align pay and performance.

a)	Annual cash awards – CIBC utilizes two broad-based plans for annual cash awards to reward individuals for their contribution to annual business performance:

•	Annual Incentive Plan, in which eligible employees of CIBC (including all NEOs) participate; and

•	Short Term Incentive Plan, in which eligible employees of CIBC World Markets and CIBC Wealth Management participate.

b)	Deferred equity awards – CIBC’s deferred equity plans are comprised of both mid-term and long-term incentives that directly align executive compensation with shareholder interests. The plans include stock options, restricted share awards (RSAs) and performance share units (PSUs).

The value of deferred equity granted each year is established as part of an executive’s total direct compensation, based on current market practice, and subject to both business and individual performance criteria for the year in which the award is granted. As a result, awards are performance-conditioned both at grant and again when the final value is determined based on share performance over the term of the award. No consideration is given to the outstanding amount or terms of an individual’s RSA, PSU or stock option holdings, or to the current value of these holdings in determining whether and/or what amount of RSAs, PSUs or options will be awarded. Figure 2 below details the typical allocation of deferred equity awards for executives between the various plans and also illustrates CIBC’s conservative approach to the use of stock options.

Figure 2: Deferred Equity Mix

Note:

(1)	Includes the Chief Executive Officer.

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CIBC’s deferred equity plans are described in the following table:

Deferred Equity Plan	Performance Period	Vesting	Administration of the Plan
Stock Options	• 10 years	• Standard option grants vest in equal annual installments over a four-year period.(1)	• The number of options granted is based on: — the dollar value of the award;
— the closing price of CIBC common shares on the day immediately before the grant date; and the Black-Scholes valuation of the option.

Restricted Share Awards (RSAs)	• 3 years	• RSAs typically vest in equal annual installments over the three-year period beginning in the year following the grant.(1)	• The number of RSAs granted is based on: — the dollar value of the award; and — the average cost of CIBC common shares purchased by the RSA Plan trustee on the open market.(2)
• Dividend equivalents are paid in cash during the vesting period.

Performance Share Units (PSUs)(3)	• 3 years	• PSUs vest at the end of the three- year period.	• The number of PSUs granted is based on: — the dollar value of the award; and
• Payouts can vary from 75% to 125% depending on CIBC’s return on equity performance relative to the major Canadian banks(4) during the performance period.	— the same average cost of CIBC
        common shares used to
        determine the number of RSAs
        awarded under the RSA Plan.(2)
•  Dividend equivalents are paid in cash
   during the vesting period based on
   the minimum number of units (i.e.,
   75%) that will vest. At the end of
   three years, the amount of dividends
   paid will be adjusted, if necessary,
   according to the actual number of
units that vest.

Notes:

(1)	In some cases, options and RSAs have been granted with performance vesting conditions.

(2)	For the Chief Executive Officer, the cost of CIBC common shares is determined according to the terms of his contract, as discussed on page 30.

(3) Currently only SET members participate in the PSU plan.

(4) Includes BMO Financial Group, Scotiabank, RBC Financial Group and TD Bank Financial Group.

3)	Benefits – CIBC’s benefit programs are competitive with the comparator group of financial services organizations that are discussed below. These programs include health and welfare benefits, pension plans and executive perquisites including annual club dues and automobile benefits. Specific pension arrangements for executives, including the NEOs, are discussed on page 38.

Compensation benchmarking practices

The competitiveness of compensation for executives, including the NEOs, is evaluated relative to a group of peer companies of comparable size, scope and geographic span of operations. The majority of CIBC executives are benchmarked against a peer group which consists of the other four major Canadian banks. In addition, other large financial institutions (i.e., Manulife and Sun Life) as well as a broader market, including general industry and professional services firms, may be used as comparators for infrastructure roles (e.g., Legal, Finance and Human Resources).

In the U.S., some banking roles are compared to global investment banks. However, the majority of the roles are compared to capital market divisions of U.S. and global banks (e.g., Bank of America, Wachovia, and HSBC) and smaller/niche boutique firms (e.g., Cowen and Company, Piper Jaffray, and Thomas Weisel Partners), the primary markets in which we compete for talent. Similar to Canada, infrastructure roles in the U.S. are compared to the overall financial services sector as well as a broader market that includes other large employers and professional services firms. In the U.K. and Asia, the market comparators vary by specific business but typically include financial services organizations.

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Process for determining executive officer compensation

Committee processes – The Committee reviews the individual PMM assessments and reviews and, if advisable, approves and recommends for Board approval the related individual variable compensation awards for the Chief Executive Officer, Chief Financial Officer, all executives who report to the Chief Executive Officer (SET) and certain other key executive positions, including the Chief Accountant, Chief Auditor and the Chief Compliance Officer. In addition, the Committee reviews summaries of performance distribution and executive and non-executive compensation across the various businesses of CIBC.

The Committee is satisfied with the comprehensive nature of the executive performance review process as well as management’s ability to differentiate compensation among individual senior executives in different business lines.

SET performance compensation process (New for fiscal year 2007) – In December 2006, the Committee approved and implemented a more structured approach to evaluating performance and determining annual compensation for the SET, which is designed to further align pay and performance. This approach incorporates specific performance factors and weightings for translating business and individual performance into individual pay levels as follows:

•	Total direct compensation (base salary plus both cash and deferred equity awards) ranges were developed for each SET member based on market compensation over the past several years for the comparators as described on page 24 and an independent assessment of the size and scope of CIBC’s senior executive roles versus the roles at the market comparators. The ranges consist of the following:

Threshold – the minimum level of total direct compensation (i.e. 75% of Target) to be paid to an individual who is rated “Met Expectations” or better, when applicable business performance falls “Below Expectations”.	Represents a level of pay that would typically be the lowest in the market.

Target – the level of total direct compensation to be paid when both individual and applicable business performance “Met Expectations”.	Approximates market median adjusted for the size and scope of CIBC’s roles.

Maximum – the level of total direct compensation (i.e., 150% of Target) to be paid only when individual, CIBC and, if applicable, SBU performance are all at an “Exceptional” level.	Represents a level of pay that may be the highest in the market.

•	Specific weightings for each of the three performance factors outlined in CIBC’s compensation philosophy (CIBC performance, SBU performance and individual performance) were established to calculate a total direct compensation recommendation.

	Performance Weighting
	CIBC	SBU	Individual
President and Chief Executive Officer	80%	–	20%

Chairman and Chief Executive Officer, CIBC World Markets	30%	50%	20%

Senior Executive Vice-President, CIBC Retail Markets	40%	40%	20%

Senior Executive Vice-President, Administration, Technology and Operations	60%	20%	20%

Senior Executive Vice-President and Chief Risk Officer	60%	20%	20%

Senior Executive Vice-President, Corporate Development	80%	–	20%

Senior Executive Vice-President and Chief Financial Officer	80%	–	20%

Senior Executive Vice-President and General Counsel, Legal and Regulatory Compliance	80%	–	20%

•	Specific levels of CIBC and SBU business performance must be met to pay total direct compensation at threshold, target and maximum. Recommendations on the most relevant metrics, the weightings of those metrics and business performance requirements are made by CIBC’s Finance group and approved by the Committee and the Board. The independent advisor to the Committee has tested the appropriateness of the business performance requirements and agreed that, for fiscal year 2007, the performance goals established for SET were challenging/very challenging. The business metrics and their respective weightings are as follows:

Business	Performance Measure
CIBC	Growth in earnings per share (2/3 weighting) Relative return on equity (1/3 weighting)

CIBC World Markets	Growth in net income before tax

CIBC Retail Markets	Growth in net Income before tax

Risk Management	Personal loan losses decrease Growth in personal loan revenue

Administration, Technology and Operations	Direct operating expense

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The Chief Executive Officer and the Committee review the results of business performance and apply their judgment, as required, to increase or decrease the resulting business performance factor based on the sustainability of the business performance. The sustainability criteria include quality of earnings, customer metrics, execution of projects, risk and compliance metrics, and employee engagement.

•	Individual performance is measured against the SET member’s PMM scorecard, which encompasses both financial results and objectives related to:

—	supporting CIBC’s vision, mission and values;

—	adhering to CIBC’s stated governance and regulatory control environment;

—	continuing the focus on CIBC’s clients and enhancing CIBC’s reputation in the community;

—	meeting financial and strategic plan objectives; and

—	delivering on CIBC’s talent management strategy.

A minimum level of individual performance must be achieved to be eligible for any variable compensation awards.

Application of new SET process

The performance assessment of each SET member is reviewed by the Executive Vice-President, Human Resources and the Chief Executive Officer. The performance assessment includes:

•	an assessment of SBU performance by CIBC’s Finance group, including an evaluation of the major lines of business within the SBU;

•	relevant SBU business scorecard, which focuses on key financial metrics and key indicators of sustainability of business performance as described above;

•	individual PMM scorecard, which details actual results against the goals established at the beginning of the year; and

•	a self-assessment that details key accomplishments, key challenges, factors affecting performance and the key areas of focus in the coming fiscal year.

The Chief Executive Officer uses the information above to determine an individual performance rating and to validate that the formula-driven total direct compensation recommendation is reasonable and reflective of actual, relative and sustainable performance, making adjustments as necessary. The Chief Executive Officer then presents the compensation recommendations for each SET member to the Committee for its review (at which time the recommendations are also reviewed by the Committee’s advisor) and to the Board for its approval, together with information supporting the recommendations including:

•	performance assessment as described above;

•	benchmark compensation information from surveys and/or proxies;

•	compensation and performance rating history; and

•	compensation recommendation and rationale for any changes to the formula-driven amounts based on an assessment of the sustainability of business results.

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Review of corporate performance and compensation for 2007

The following chart shows key financial objectives and 2007 results against these measures.

Measure	Medium-Term Objectives	2007 Results(2)	Comments
Earnings Per Share (EPS) Growth	• Our previously stated
    objective was diluted EPS
    growth of 10% per annum,
    on average, over the next
    3-5 years.
•  Our objective moving
    forward is diluted EPS
    growth of 5%-10% per
    annum, on average, over
	the next 3-5 years.	• Year-over-year diluted EPS growth of 24%	• EPS growth was above our medium-term target.

Return on Equity (ROE) (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity)	• Return on average common equity of at least 20% through the cycle.	• 28.7%	• ROE was above our target.

Capital Strength	• Tier 1 capital ratio of 8.5%. • Total capital ratio of 11.5%.	• Tier 1 capital ratio – 9.7% • Total capital ratio – 13.9%	• Capital ratios were above our targets.

Business Mix(1) (as measured by economic capital)	• Our previously stated objective was 65%-75% retail / 25%-35% wholesale. • Our objective moving forward is at least 75% retail.	• 73%/27% retail/wholesale	• Business mix was within our target range.

Risk	• Maintain provision for credit
   losses as a percentage of
   loans and bankers’
   acceptances, net of reverse
   repurchase agreements
   (loan loss ratio) between 50
   and 65 basis points through
	the business cycle.	• Loan loss ratio – 37 basis points	• Loan loss performance was better than our medium-term objective.
• Our previously stated
   objective was to maintain
   the carrying value of our
   merchant banking portfolio
   below $1.4 billion.
•  Our objective moving forward
   is to maintain the carrying
	value below $1.2 billion.	• Merchant banking portfolio - $1.1 billion	• The carrying value of our merchant banking portfolio continued to decline.

Productivity	• Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (cash efficiency ratio (TEB)(1)).	• Cash efficiency ratio (TEB)(1) – 61.3%	• CIBC’s efficiency ratio has improved relative to the median of our industry group.
• Our 2007 target was to hold
   expenses flat relative to
   annualized 2006 fourth
   quarter expenses ($7,568
   million), excluding
   FirstCaribbean.
•  Our 2008 target is flat
   expenses relative to
   annualized 2006 fourth
   quarter expenses, excluding
   FirstCaribbean and our U.S.
	restructuring.	• Non-interest expenses of $7,612 million (including FirstCaribbean expenses of $325 million)	• We achieved our 2007 goal.

Dividend Payout Ratio (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions)	• 40%-50%	• Dividend payout ratio – 33.4%	• CIBC’s dividend payout ratio was below our target range.

Total Shareholder Return (TSR)	• Outperform the S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.	• Five years ended October 31, 2007: CIBC – 211.2% Bank Index – 154.4%	• CIBC delivered the highest TSR for the year, as well as the past five years, among the major Canadian banks.

Notes:

(1)	For additional information, see the Non-GAAP Measures section of CIBC’s 2007 Annual Accountability Report.

(2)	Results were affected by items discussed in the MD&A, Executive Overview of CIBC’s 2007 Annual Accountability Report.

Impact of business performance on 2007 executive compensation decisions – At the executive level, allocation of variable compensation awards is driven primarily by business performance. The Board sets performance objectives at the beginning of the year

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that encompass both absolute and relative performance measures for the Bank. These were considered stretch objectives both by the Committee and by the Committee’s independent advisor. For fiscal year 2007, CIBC’s overall results exceeded most of its objectives. At the business unit level, results were mixed. While many business areas achieved their targets for the year, the mark-to-market write-downs in CIBC World Markets’ structured credit business negatively impacted results for World Markets overall. As required under CIBC’s compensation process, adjustments were made to compensation awards to reflect performance against non-financial measures and the sustainability factors. For fiscal year 2007, these adjustments were generally negative.

Compensation of the Chief Executive Officer

The Committee reviews the Chief Executive Officer’s performance and developmental priorities using:

•	the Chief Executive Officer’s self-assessment against his current Scorecard and Strategic Objectives (PMM assessment);

•	a report from CIBC’s Finance group on CIBC’s financial performance for the recently completed fiscal year against agreed upon metrics;

•	the annual Board assessment of the Chief Executive Officer, which is compiled by a third-party; and

•	feedback from the Chair of the Board and other Board members.

The Chief Executive Officer discusses his self-assessment with the Committee and the Board. In a meeting of directors, which does not include the Chief Executive Officer, the Chairman of the Committee reports to the Board on the Committee’s assessment of the Chief Executive Officer’s performance, the Board discusses the Chief Executive Officer’s performance and developmental priorities and approves a formal performance assessment and performance rating. The Chairman of the Board and the Chairman of the Committee provide feedback to the Chief Executive Officer on his performance and developmental priorities.

In accordance with his employment contract, the Chief Executive Officer’s variable compensation is determined with a one-year delay (except options, which are determined at the end of the performance year). As a result, a full summary of 2006 compensation (which incorporates the annual variable cash and deferred equity awards made in November 2007) is presented, along with a summary of the 2007 compensation decisions to date.

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Compensation for the 2006 fiscal year – In December 2006, the Committee completed the initial review of Mr. McCaughey’s performance for the 2006 fiscal year. The Committee took a comprehensive approach, using a quantitative assessment of results versus specific financial objectives (taking into consideration extraordinary items in the reported results) and a qualitative judgment of the achievement of non-financial objectives. Achievements for the 2006 fiscal year are highlighted in the following table:

Performance Category	Goals	Highlights of 2006 Results
Culture	• Continued leadership on CIBC’s Vision, Mission and Values.	• Addressed over 8,000 employees regarding the importance of CIBC’s Vision, Mission and Values at various employee and executive forums.
	• Adhere to CIBC’s stated governance and regulatory environment.	• 99% of employees have completed required regulatory compliance related training. • Improved internal audit results.

Clients	• Lead CIBC’s vision of being recognized as the leader in client relationships.	• Improved overall client satisfaction,
   reduced attrition, improved credit quality
   and increased funds managed per client
   in CIBC Retail Markets.
•  First in total leads and total underwritten for
all equity deals in CIBC World Markets.

Financial Results	• Tier 1 capital ratio of not less than 8.5%.	• Tier 1 capital ratio of 10.4%.
	• Total capital ratio of not less than 11.5%.	• Total capital ratio of 14.5%.
	• 17%-20% return on average common shareholders’ equity through the cycle.	• Return on average common shareholders’ equity of 27.9%(1).
	• TSR to outperform S&P/TSX Composite Banks Index (dividends reinvested) on a rolling five-year basis.	• TSR of 25.6% for the year ended October 31, 2006 (highest among major Canadian banks) and 112.6% since October 31, 2001.
	• Diluted EPS growth of 10% per annum, on average, over the next 3-5 years.	• 2006 EPS of $7.43(1), compared with 2005 loss per share of $0.46(1).
	• Loan loss ratio between 50 and 65 basis points.	• Loan loss ratio of 40 basis points.

Operational Efficiency	• Achieve annual expense reductions(2) of $250 million by the end of 2006.	• $272 million of annual expense reductions(2).
	• Achieve a median ranking within our industry group, in terms of our non-interest expenses to total revenue (efficiency ratio (TEB)(3)).	• Efficiency ratio (TEB)(3) – 64.6%, improved relative to the median of our industry group.

Strategy	• Develop long-term alternative growth options for CIBC.	• CIBC’s strategic plan for 2006-2008 was
   completed and approved by the Board
   of Directors; this plan was updated for
   2007-2009 and further enhances CIBC’s
   framework for investment in growth
opportunities.

Talent Management and Succession Planning	• Improve succession plans and candidate pool.	• Succession plans for the Chief Executive Officer and SET positions in place and reviewed.
	• Create a work environment where employees can excel and understand how their contributions help CIBC achieve its priorities.	• Individual assessment and development plans in place for the Top 50 executives.

Notes:

(1)	Results were affected by items discussed in the MD&A, Executive Overview of CIBC’s 2006 Annual Accountability Report.

(2)	As measured by 2006 fourth quarter non-interest expenses, annualized, less 2005 second quarter non-interest expenses (excluding the $75 million provision related to hedge fund settlements) annualized.

(3)	For additional information, see the Non-GAAP Measures section of CIBC’s 2006 Annual Accountability Report.

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Based on the above assessment of performance and a final review of Mr. McCaughey’s performance at the end of the 2007 fiscal year, the Committee determined the Chief Executive Officer’s compensation for the 2006 fiscal year as described below.

Base Salary	Mr. McCaughey’s base salary was not increased for the 2006 fiscal year. As noted on page 23, it is not CIBC’s practice to increase base salaries for executives on an annual basis.

Annual Variable Cash and Deferred Equity Awards (excluding stock options)	Mr. McCaughey’s employment agreement (see description on page 40) provides that Mr. McCaughey’s annual variable cash and deferred equity awards (excluding options) for the performance period will be determined by the Committee at the end of the next fiscal year. Therefore, for the 2006 fiscal year, Mr. McCaughey’s variable compensation awards (excluding options) were determined by the Committee at the end of the 2007 fiscal year.
Annual variable cash and deferred equity awards granted to the Chief Executive Officer for 2006 were based on:
    • an analysis of CIBC’s financial performance;
    • an evaluation of individual performance;
    • a review of market pay levels for comparable positions in the peer group (described on page 24); and
    • consideration of any post year-end events.
Based on the Committee’s evaluation of the above factors and consistent with the approach applied to all other SET members for 2006, Mr. McCaughey was awarded $3,070,000 in cash, $2,985,000 in RSAs(1) and $1,245,000 in PSUs(2) on November 2, 2007. According to the terms of Mr. McCaughey’s employment agreement, the dollar values of these awards were converted into a number of RSAs and PSUs using a share price of $87.60, which was the 2006 fiscal year-end closing price of CIBC common shares.

Stock Options	Mr. McCaughey received an award of 40,862 options for the 2006 fiscal year. These options have a ten-year term and vest in equal annual installments over a four-year period.

Pension Arrangements	Mr. McCaughey participates in the Supplemental Executive Retirement Plan (SERP) as described on page 38.
Upon Mr. McCaughey’s appointment as President and Chief Executive Officer, his pension arrangements were reviewed and modified. These arrangements are described in the section titled “Employment contracts”, beginning on page 40.

Notes:

(1)	The first two-thirds of Mr. McCaughey’s RSA grant will vest on November 2, 2008 and the remainder of the grant will vest on November 2, 2009. In accordance with Mr. McCaughey’s employment contract, on January 2, 2008 he received a cash payment equal to dividends paid on common shares from October 31, 2006 to January 2, 2008 multiplied by the number of RSAs granted.

(2)	The PSU grant will vest on December 11, 2009, consistent with the 2006 fiscal year PSU awards made to other SET members, subject to vesting performance conditions as described on page 24. In addition, Mr. McCaughey received a cash payment on January 2, 2008 equal to dividends paid on common shares from October 31, 2006 to January 2, 2008 multiplied by the minimum number of PSUs that may vest (75% of the number granted).

Compensation for the 2007 fiscal year – The Chief Executive Officer’s compensation for the 2007 fiscal year will be determined at the end of the 2008 fiscal year, with the exception of base salary and stock options.

Base Salary	Mr. McCaughey’s base salary was not increased for the 2007 fiscal year, nor for the 2008 fiscal year, which is consistent with CIBC’s philosophy of placing a greater proportion of pay at risk for senior executives, as discussed on page 22.

Annual Variable Cash and Deferred Equity Awards (excluding stock options)	Variable compensation awards will be determined at the end of the 2008 fiscal year.

Stock Options	According to the terms of Mr. McCaughey’s employment agreement, his annual option award is determined at the end of the year that has just been completed. Mr. McCaughey received an award of 70,045 options for the 2007 fiscal year. These options have a ten-year term and vest in equal annual installments over a four-year period.

Summary

The Committee is satisfied that CIBC’s compensation policies and levels of compensation are aligned with CIBC’s performance and reflect competitive market practices. The Committee is confident that these policies will continue to allow CIBC to attract, retain and motivate talented executives, and the Committee will continue to regularly evaluate the effectiveness of CIBC’s compensation philosophy with this in mind.

The Committee, on behalf of the Board, has full confidence in the leadership of the Chief Executive Officer and his ability to execute on CIBC’s strategy to deliver consistent and sustainable performance over the long term.

Presented by the Committee:

Charles Sirois, Chair William L. Duke Margot A. Franssen	Linda S. Hasenfratz John S. Lacey

CIBC     PROXY CIRCULAR    30

Performance graph

The following graph compares the cumulative total shareholder return over the last five fiscal years of CIBC’s common shares with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Banks Index, assuming reinvestment of all dividends.

Five-year total return on $100 investment
(Dividends Reinvested)

Cost of management analysis

CIBC is committed to a pay-for-performance philosophy that defines the relationship between compensation, business performance and the creation of sustainable shareholder value.

Pay-for-performance – The following graph compares the trend in total NEO compensation for each of the last five fiscal years to the trends in key performance metrics for CIBC: Net Income After Tax (NIAT); Net Income Before Tax (NIBT); and Earnings Per Share (EPS). As shown, for the period 2003-2006, the total compensation paid to NEOs has followed the trends in business performance against these key metrics.

Four-year Pay for Performance Indexed at 2003

Notes:

(1)	Total NEO compensation is defined as the aggregate of base salary, variable cash awards and deferred equity awards (e.g., RSAs, PSUs, option grants) and excludes pension cost and all other compensation as disclosed in the Summary Compensation Table. To ensure comparability of annual amounts, CIBC has included the Chief Executive Officer at the end of the fiscal year and the other four most highly compensated NEOs for each year. The determination of total NEO compensation for the 2007 fiscal year does not yet include any variable compensation, except options, that may be awarded to Mr. McCaughey, as these incentives will be awarded at the end of the 2008 fiscal year and reported as compensation related to performance in the 2007 fiscal year. The NEO

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compensation data and this graph will be updated to reflect this additional information in any management proxy circular that includes executive compensation disclosure that is issued after these variable compensation awards are determined. The above graph has been adjusted from that presented in the Management Proxy Circular for the 2006 fiscal year to include Mr. McCaughey’s total compensation for the 2006 fiscal year, as determined in November 2007.

(2)	Reported NIAT, NIBT and EPS are on pages 147 and 148 of the 2007 Annual Accountability Report, reported as Net (loss) income, Income before income taxes and non-controlling interests less non-controlling interests and Earnings (loss) per share (diluted).

Cost of management ratio (COMR) – The table below illustrates total compensation to NEOs as a percentage of NIAT for the 2006 and 2007 fiscal years. While the composition of the NEOs may change from year to year, the fixed definition of the group of executives included in the compensation costs ensures comparability of amounts with future years.

	NEO Compensation(1)	NIAT(2)	NEO Compensation as
Year	($000’s)	($000’s)	a Percentage of NIAT(3)
Fiscal 2007 Results	17,459	3,296,000	0.53%

Fiscal 2006 Results	28,394	2,646,000	1.07%

Notes:

(1)	Total NEO compensation is defined as the aggregate of base salary, variable cash awards, deferred equity awards (e.g., RSAs, PSUs, option grants), plus the annual pension cost (including $5,000 annual registered retirement savings plan (RRSP) contribution for Mr. Shaw that is included in the All Other Compensation column), as disclosed in the Summary Compensation Table. To ensure comparability of annual amounts, CIBC has included the Chief Executive Officer at the end of the fiscal year and the other four most highly compensated NEOs for each year. The determination of total NEO compensation for the 2007 fiscal year does not yet include any variable compensation, except options, that may be awarded to Mr. McCaughey, as these variable compensation awards will be awarded at the end of the 2008 fiscal year and reported as compensation related to performance in the 2007 fiscal year. The NEO compensation data and this table will be updated to reflect this additional information in any management proxy circular that includes executive compensation disclosure that is issued after these incentives are determined. The fiscal 2006 NEO compensation data has been increased from that presented in the Management Proxy Circular for the 2006 fiscal year to include Mr. McCaughey’s total compensation for the 2006 fiscal year, as determined in November 2007.

(2)	NIAT is as reported in CIBC’s Consolidated Statement of Operations on page 85 of the 2007 Annual Accountability Report, reported as Net (loss) income.

(3)	COMR is not a defined term under Canadian securities legislation and is not a Canadian GAAP measure. As a result, CIBC’s ratio of compensation as a percentage of NIAT may not be directly comparable to that of other companies.

CIBC     PROXY CIRCULAR    32

Summary compensation table

The following table discloses compensation for the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of CIBC (collectively, the NEOs) for the fiscal years indicated. Starting in 2005, CIBC restructured the summary compensation table, modeling it after the new SEC disclosure requirements. The Summary compensation table (SCT) below consolidates all the required SCT information plus the information that was previously provided in the NEO supplementary compensation tables to provide a complete summary of any compensation paid in the fiscal year.

Summary compensation table(1)

		Annual Compensation
			Variable Compensation
					Restricted
					Share/		Securities
			Variable		Performance		Under		Total Annual
			Cash		Share		Options/SARs		Variable		Pension		Total		All Other
		Salary(2)	Award		Awards(3)		Granted(4)		Compensation		Cost(5)		Compensation		Compensation(6)(7)(8)
Name and Principal Position	Year	($)	($)		($)		($)/(#)		($)		($)		($)		($)
G.T. McCaughey(9)	2007	1,000,000	TBD(9)		TBD(9)		750,000/70,045		TBD(9)		394,000		TBD(9)		1,257,565
President and	2006	1,000,000	3,070,000		4,230,000		750,000/40,862		8,050,000		365,000		9,415,000		833,511
Chief Executive Officer	2005	741,667	Nil		5,050,000		250,000	(10)	5,050,000	(10)	177,000		5,968,667	(10)	826,058

T.D. Woods(11)	2007	400,000	938,110	(12)	1,137,393	(12)	200,716/18,746	(12)	2,276,219	(12)	618,781	(12)	3,295,000		91,415
Senior Executive Vice-President,	2006	400,000	875,610	(12)	1,084,268	(12)	191,341/10,425	(12)	2,151,219	(12)	606,781	(12)	3,158,000		90,057
Chief Financial Officer	2005	400,000	Nil		1,351,219	(12)	Nil / Nil		1,351,219	(12)	597,781	(12)	2,349,000		75,771

B.G. Shaw(11)	2007	350,000	Nil		3,558,125		316,875/29,594		3,875,000		Nil		4,225,000		279,871
Senior Executive Vice-President,	2006	350,000	3,300,000		3,102,500		547,500/29,829		6,950,000		Nil		7,300,000		278,035
Chairman and Chief Executive Officer, CIBC World Markets	2005	316,667	Nil		4,400,000		Nil / Nil		4,400,000		Nil		4,716,667		206,364

S.A. Baxendale	2007	450,000	1,312,284	(12)	1,497,942	(12)	264,343/24,688	(12)	3,074,569	(12)	463,431	(12)	3,988,000		141,157
Senior Executive Vice-President,	2006	450,000	1,137,284	(12)	1,349,192	(12)	238,093/12,972	(12)	2,724,569	(12)	458,431	(12)	3,633,000		110,971
CIBC Retail Markets	2005	405,952	Nil		1,974,569	(12)	Nil / Nil		1,974,569	(12)	441,431	(12)	2,821,952		77,722

R.A. Lalonde	2007	450,000	1,375,000		1,551,250		273,750/25,567		3,200,000		152,000		3,802,000		356,891
Senior Executive Vice-President,	2006	450,000	1,200,000		1,402,500		247,500/13,485		2,850,000		141,000		3,441,000		303,157
Administration, Technology and Operations	2005	450,000	Nil		1,750,000		Nil / Nil		1,750,000		133,000		2,333,000		249,826

Notes:

(1)	The Summary Compensation Table has been structured to improve the transparency of CIBC’s executive compensation disclosure, align it with CIBC’s compensation practices and disclose the value of all compensation paid to the NEOs in a single table. As a result, it may not be directly comparable to that of other companies. For example:

•	the “Variable Compensation” columns show the value of each component of variable compensation paid to a NEO, namely variable cash awards, RSAs, PSUs and options;

•	the column “All Other Compensation” provides a consolidated view of all other compensation;

•	the columns “Pension Cost” and “Total Compensation” have been included to present a complete picture of compensation to each NEO and to consolidate information that was previously disclosed in supplemental compensation tables; and

•	the determination of NEOs is based on the total of annual salary, variable cash and deferred equity awards, before any reduction for SERP past service awards (see description below).

(2)	Reflects the salary earned in the fiscal year.

(3)	Amounts shown represent the total value of RSAs granted under the RSA Plan and PSUs granted under the PSU Plan for the specified fiscal years. Units are valued under both plans at the average weighted price of CIBC common shares purchased in the open market by the RSA trustee in respect of these grants. RSAs vest one-third annually or at the end of three years and are distributed in the form of one CIBC common share for each RSA, commencing on the first anniversary of the end of the fiscal year to which the award relates, unless the recipient elects to defer receipt of shares until the end of the third year. Dividend equivalents are paid quarterly on outstanding RSAs and are reported under “All Other Compensation”. PSUs vest at the end of three years and are distributed in the form of one CIBC common share for each PSU or, if the individual has met the minimum share ownership requirements, the individual may elect to receive the distribution in cash. Dividend equivalents are paid quarterly on the minimum number of PSUs that will vest (75% of the number granted) and are reported under “All Other Compensation”. At the end of the vesting period the amount of dividends will be adjusted, if necessary, to reflect the actual number of PSUs that vest. As a result of the one-year delay in the determination of the award for the Chief Executive Officer, the pricing and vesting mechanics differ slightly for his RSA and PSU awards. For additional details, see the description of Chief Executive Officer compensation on page 30.

The following table illustrates the aggregate number and value of RSAs and PSUs held by each of the NEOs as at October 31, 2007 and includes the RSA and PSU grants made to the Chief Executive Officer on November 2, 2007 for the 2006 fiscal year. The value of PSUs and RSAs is equivalent to the number of share units awarded multiplied by the market value of the common shares on October 31, 2007 (i.e., $102.00). These amounts are included in the figures shown under “Stock Awards” in the table of outstanding deferred equity awards shown on page 35.

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RSAs and PSUs outstanding at October 31, 2007

	RSAs		PSUs		Total
	Aggregate	Value at	Aggregate	Value at	Aggregate	Value at
	Number	October 31,	Number	October 31,	Number	October 31,
	of Units	2007	of Units	2007	of Units	2007
	(#)	($)	(#)	($)	(#)	($)
G.T. McCaughey	62,052	6,329,304	42,191	4,303,482	104,243	10,632,786

T.D. Woods	9,370	955,740	10,908	1,112,616	20,278	2,068,356

B.G. Shaw	28,265	2,883,030	34,112	3,479,424	62,377	6,362,454

S.A. Baxendale	12,457	1,270,614	15,167	1,547,034	27,624	2,817,648

R.A. Lalonde	12,127	1,236,954	14,121	1,440,342	26,248	2,677,296

The following table illustrates the estimated future payouts for the PSU awards granted in respect of the 2007 fiscal year. The number of PSUs vesting will range between 75% and 125% of the number initially awarded and will depend on CIBC’s average return on equity relative to the other four major Canadian banks over the three-year performance period. Estimated future payouts are calculated based on the market value of the common shares on October 31, 2007, which was $102.00. Actual payouts will be based on the number of PSUs vesting and the value of common shares at the time of vesting and therefore may differ from amounts shown in this table.

			Estimated Future Payouts
	Units granted	Performance	Threshold	Target	Maximum
	(#)	Period	($)	($)	($)
G.T. McCaughey	TBD	3 years	TBD	TBD	TBD

T.D. Woods	3,500	3 years	267,750	357,000	446,250

B.G. Shaw	10,947	3 years	837,446	1,116,594	1,395,743

S.A. Baxendale	4,609	3 years	352,589	470,118	587,648

R.A. Lalonde	4,773	3 years	365,135	486,846	608,558

(4)	The figures in this column reflect the number of options granted (if any) to the NEOs and their grant value for the 2007, 2006, and 2005 fiscal years. CIBC’s option grants are made after the end of the fiscal year and are an integral part of overall total compensation decisions. The Chief Executive Officer’s option grant is also made at this time with the remaining portions of his variable compensation determined the following year. Since early 2000, CIBC has not granted options with SARs connected to them.

The option values shown are determined using the Black-Scholes methodology as calculated by an external consulting firm. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. For annual grants made in December 2007 for the 2007 fiscal year, the key Black-Scholes assumptions used were a risk-free rate of 4.03%, a dividend yield of 4.37%, share price volatility of 17.8% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2007 for the 2007 fiscal year is approximately $10.70 per option.

(5)	Amounts shown represent the value of the projected pension earned under CIBC defined benefit pension plans for the year of service credited for the 2007, 2006 and 2005 fiscal years (pension service cost). For comparability and consistency, the pension service cost values are determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in CIBC’s financial statements. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used.

In addition, Mr. Woods and Ms. Baxendale were provided a portion of their past service with CIBC and subsidiary companies as eligible service for SERP. The values of these awards result in a direct reduction to other elements of compensation. The past service award granted to Mr. Woods in the 2004 fiscal year vested over four years, resulting in a pension cost of $448,781 in each of the 2004, 2005, 2006 and 2007 fiscal years. Ms. Baxendale’s past service award, as granted in 2005, vested over a period of three years, with a corresponding pension cost of $375,431 included in each of the 2005, 2006 and 2007 fiscal years. The value of the past service awards is calculated on an economic value basis, which reflects the different tax treatment associated with providing supplemental pension benefits versus registered pension plan benefits.

(6)	The amounts shown include dividend equivalents earned from RSAs, PSUs, Retirement Deferred Share Units (RDSUs), Retirement Special Incentive Plan Deferred Share Units (RSIP DSUs) and Long-Term Incentive Plan (LTIP), which were granted in prior years. The fiscal 2007, 2006 and 2005 amounts are as follows: $1,255,315, $831,261 and $823,808 for Mr. McCaughey; $89,165, $87,807 and $73,521 for Mr. Woods; $272,621, $270,785 and $199,114 for Mr. Shaw; $138,907, $108,721 and $75,472 for Ms. Baxendale and $354,641, $300,907 and $247,576 for Mr. Lalonde. Mr. McCaughey’s dividend equivalent amount for 2007 includes a catch-up on dividends, which resulted from the hold-back on 2005 compensation and was paid in January 2007.

The LTIP, RDSU and RSIP DSU plans are no longer active and no further grants are being made under any of these plans. For additional information, see the descriptions contained in the 1999 and 2000 Management Proxy Circulars. To minimize financial exposure resulting from these plans related to increases in CIBC share value, CIBC hedges these obligations. For the RDSU plan, CIBC has a total return swap arrangement with a third party financial institution, which effectively locks in the cash settlement price of the awards. For the LTIP and RSIP DSU plans, CIBC contributed funds to a trust to purchase shares to settle future distributions as and when required, effectively relieving CIBC of future liability related to these plans. All payments related to the LTIP were made by October 31, 2005. There are currently three remaining participants who hold RSIP DSUs. For Messrs. McCaughey and Lalonde, who are NEOs, the numbers of RSIP DSUs are included in the “Outstanding deferred equity awards at financial year-end October 31, 2007” table on page 35. The compensation value delivered to Mr. McCaughey over the 4-year allocation period (2000-2003) was approximately $9.7 million and to Mr. Lalonde was approximately $2.8 million. These amounts represented a mandatory deferral, until retirement, and offset other forms of variable compensation for each of the years allocations were made.

(7)	The value of perquisites and other personal benefits for each NEO are not greater than the lesser of $50,000 and 10% of the total of annual salary and variable cash award and are therefore not included in “All Other Compensation” as provided under Canadian securities laws.

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(8)	The amounts shown include CIBC contributions to the Employee Share Purchase Plan (ESPP) and contributions made by CIBC on behalf of certain NEOs to RRSPs and other similar plans. Under the ESPP, employees can contribute a percentage of annual base earnings, and CIBC contributes an amount equal to 50% of the employee’s contribution up to 3% of annual base earnings (subject to an annual limit of $2,250). RRSP contributions of $5,000 per year were made for Mr. Shaw who is not a member of a CIBC pension plan.

(9)	Mr. McCaughey assumed the role of President and Chief Executive Officer on August 1, 2005. In accordance with Mr. McCaughey’s employment contract, any variable cash or equity awards (excluding options) for the 2007 fiscal year will not be determined until the end of the 2008 fiscal year and will be disclosed in the 2008 Management Proxy Circular. The amounts shown for any variable cash and equity awards for the 2006 fiscal year have been updated to reflect the awards that were determined in November 2007.

(10)	Mr. McCaughey’s option grant in the 2005 fiscal year represents the number of options granted under a special, one-time award that was made upon his appointment as President and Chief Executive Officer. The value of the option grant ($2,061,500) is excluded from the table above since it is a one-time award and is not considered part of annual compensation. The options have a 10-year term and the vesting of the award is conditional on CIBC achieving total shareholder return that is equal to or greater than the average of the other four major Canadian banks for specified performance periods.

(11)	On January 7, 2008, CIBC announced the appointment of Mr. Woods as Senior Executive Vice-President, Chief Risk Officer effective January 7, 2008 and the departure of Mr. Shaw effective February 29, 2008.

(12)	Certain NEOs have been provided a portion of their past service with CIBC and subsidiary companies as eligible service for SERP in lieu of a portion of the variable cash and deferred equity awards, as disclosed in Note 5 above. The variable compensation awards shown in the table for each of these executives for each of the 2005, 2006, and 2007 fiscal years do not include the following amounts for the SERP past service awards: $448,781 for Mr. Woods and $375,431 for Ms. Baxendale.

Option grants during the financial year ended October 31, 2007(1)

The following table sets out grants of stock options made to the NEOs for the 2007 fiscal year.

				Market Value of
	Securities Under	% of Total		Securities Underlying
	Options/SARs	Options/SARs	Exercise or	Options/SARs on the
	Granted	Granted to Employees	Base Price	Date of Grant	Expiration
Name	(#)(2)	in Financial Year	($/Security)	($/Security)	Date
G.T. McCaughey	70,045	10.85%	79.55	79.55	December 9, 2017

T.D. Woods	18,746	2.90%	79.55	79.55	December 9, 2017

B.G. Shaw	29,594	4.58%	79.55	79.55	December 9, 2017

S.A. Baxendale	24,688	3.82%	79.55	79.55	December 9, 2017

R.A. Lalonde	25,567	3.96%	79.55	79.55	December 9, 2017

Notes:

(1)	These calculations include options granted in respect of the 2007 fiscal year made in December 2007.

(2)	Stock options vest in equal annual installments over a four-year period, commencing on the first anniversary of the date of grant and are in respect of CIBC common shares. Since early 2000, CIBC has not granted options with SARs connected to them.

Outstanding deferred equity awards at financial year-end October 31, 2007

The following table sets out certain information regarding the deferred equity awards that have been previously awarded to the NEOs, and remain outstanding.

	Option Awards				Stock Awards
			Value of Securities
	Number of Securities		Underlying Unexercised
	Underlying Unexercised		Options(1)		Number of
	Options (#)		($)		Units of	Market Value of
					Stock(2)	Units of Stock(3)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable	(#)	($)
G.T. McCaughey(4)	312,364	256,629	15,956,608	7,090,623	393,518	40,138,836

T.D. Woods	58,006	16,429	3,140,073	233,459	20,278	2,068,356

B.G. Shaw	—	29,829	—	171,517	62,377	6,362,454

S.A. Baxendale	32,990	18,162	1,670,841	224,580	27,624	2,817,648

R.A. Lalonde(4)	185,373	20,635	10,785,096	284,174	105,207	10,731,114

Notes:

(1)	Amounts reported are based on the difference between the exercise price of the option and the 2007 fiscal year-end CIBC common share price of $102.00.

(2)	PSUs are shown at 100% of the original number of units awarded and have not been adjusted to reflect performance.

(3)	Values are calculated based on the 2007 fiscal year-end CIBC common share price of $102.00.

(4)	For Mr. McCaughey, includes RSA and PSU awards for the 2006 fiscal year made on November 2, 2007. In addition, for Mr. McCaughey, includes units of 289,275 ($29,506,050) and for Mr. Lalonde includes units of 78,959 ($8,053,818) awarded under the RSIP DSU and RDSU programs for which time and

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performance-based vesting conditions have been met and which will be distributed upon retirement or termination of employment. The number of units under the RSIP DSU and RDSU programs increases annually due to the reinvestment of dividend equivalents.

Aggregated option/SAR exercises during the financial year ended October 31, 2007(1)

The following table sets out aggregated option exercises by each NEO during the 2007 fiscal year.

	Securities Acquired on Exercise	Aggregate Value Realized Upon Exercise
Name	(#)	($)
G.T. McCaughey	—	—

T.D. Woods	—	—

B.G. Shaw	—	—

S.A. Baxendale	—	—

R.A. Lalonde	—	—

Note:

(1)	Since early 2000, CIBC has not granted options with SARs connected to them.

Executive share ownership requirements

The Committee believes it is important to align the interests of CIBC management with those of its shareholders and that this can be achieved, in part, by encouraging the executives of CIBC to have significant personal holdings of CIBC shares. In fiscal 2003, the Committee adopted formal guidelines that set out the expected ownership levels of CIBC common shares to be held at each executive level. Ownership of CIBC common shares includes direct ownership as well as shares held under the ESPP and certain deferred equity plans.

All executives are required to meet the following minimum shareholding requirements, except new or newly promoted executives who must meet the guidelines within four years of appointment:

Executive Level	Multiple of Salary
Chief Executive Officer	6 times

Senior Executive Vice-President	3 times

Executive Vice-President	2 times

Senior Vice-President	1.5 times

Vice-President	1 times

Securities authorized for issuance under equity compensation plans

The following table provides information at December 31, 2007 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury. In January 2003 the Board amended the DSOP and determined that no further options would be granted to directors.

C
Number of
Securities
Remaining
	A		Available for
	Number of		Future Issuance
	Securities to be	B	under Equity
	Issued upon	Weighted-average	Compensation
	Exercise of	Exercise Price of	Plans (excluding
	Outstanding	Outstanding	securities in
	Options	Options	column A)
Plan Category	(#)	($)	(#)
Equity compensation plans approved by security holders	7,458,720	54.47	7,949,494

Equity compensation plans not approved by security holders	—	—	—

Total	7,458,720	54.47	7,949,494

Employee Stock Option Plan (ESOP) – The Committee may designate any full-time employee of CIBC (or any of its subsidiaries) as individuals who are eligible to receive stock option awards under the ESOP. The term of an option is (subject to changes in employment status or extension due to the application of trading restrictions as explained below) generally, and cannot exceed, ten years from the date of its grant. Vesting, while set at the Committee’s discretion, is generally 25% per year, commencing on the first anniversary of the grant. The exercise price of an option is set by the Committee but must not be less than the closing market price of CIBC common shares on the trading day immediately preceding the date of grant.

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The number of CIBC common shares which may be issued from treasury under options granted to participants in the ESOP cannot exceed, in the aggregate, 42,634,500 shares. The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding. Options are forfeited 30 days after resignation or termination of employment with cause. In the case of termination of employment without cause, options remain outstanding and exercisable for the length of the employee severance period. In June 2006, the TSX issued a notice permitting the extension of the termination date of an option scheduled to expire during or immediately after a period in which the option holder is prohibited from exercising the option due to internal company trading restrictions. CIBC received shareholder approval at its March 1, 2007 Annual General Meeting to amend the ESOP to provide that options issued under the ESOP expire at the later of the expiry date set for the option or, if that date occurs while trading restrictions are in place or shortly thereafter, within 10 business days after the trading restrictions end.

Up to 50% of the options granted prior to 2000 can be exercised as Stock Appreciation Rights (SARs). SARs can be exchanged for a cash amount equal to the difference between the option strike price and the weighted average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised. Since early 2000, there has been no grant of options with SARs connected to them.

The ESOP provides that, subject to applicable laws, CIBC may make loans to assist employees in exercising their options, provided these loans do not exceed the employee’s annual salary at the time of the loan and are on terms which are the same as loans made to employees to purchase shares of CIBC.

ESOP award recipients are generally not permitted to assign or transfer their options. However, the ESOP does provide that, with CIBC’s prior approval, option recipients may assign their rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipients and any of the foregoing are beneficiaries.

Effective June 30, 2007, new rules issued by the TSX require all amendments to a stock option plan and awards under it to be approved at a meeting of common shareholders unless the plan includes detailed amendment provisions. To address these rules CIBC received shareholder approval at its March 1, 2007 Annual General Meeting to incorporate detailed amendment provisions into the ESOP. The ESOP now requires shareholder approval for the following changes, unless the change results from application of the anti-dilution provisions of the ESOP:

•	increasing the number of common shares that can be issued under the ESOP;

•	reducing the strike price of an outstanding option;

•	extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

•	changing the provisions relating to the transferability of options except if the transfer is to a family member, an entity controlled by the option holder or a family member, a charity or for estate planning or estate settlement purposes;

•	expanding the categories of individuals eligible to participate in the ESOP; and

•	amending the ESOP to provide for other types of compensation through equity issuance.

Non-Officer Director Stock Option Plan (DSOP) – In the 2000, 2001 and 2002 fiscal years, non-officer members of the Board received stock option awards under the DSOP. The DSOP provided that the Board may suspend the grant of options or otherwise amend the DSOP provided that approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied. In January 2003, Board amended the DSOP and determined that no further options would be granted to directors. As discussed above, effective June 30, 2007, new rules issued by the TSX require all amendments to the DSOP to be approved at a meeting of common shareholders.

Options granted under the DSOP have a ten-year term and vested immediately upon grant. The DSOP provided for the exercise price of the option to be established based on the five-day average of the closing price per share on the TSX for the five trading days preceding the date of grant. No options granted under the DSOP may be exercised as SARs. DSOP award recipients are not permitted to assign or transfer their options except upon death.

The maximum number of shares reserved for issuance under options granted to non-officer members of the Board under the DSOP and any other share compensation arrangement of CIBC may not exceed 10% of the outstanding common shares, and the maximum number of shares reserved for issuance to any one insider within a one-year period may not exceed 5% of the outstanding issue. When a director ceases to be a member of the Board for any reason, his or her options will terminate on the earlier of (a) sixty months after the date the director leaves the Board and (b) the end of the ten-year option term.

The following table provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP.

Options outstanding and available for grant at December 31, 2007

					Total Options Outstanding and
	Options Outstanding		Options Available for Grant		Available for Grant
		% of common		% of common		% of common
Plan	#	shares outstanding	#	shares outstanding	#	shares outstanding
ESOP	7,403,720	2.21%	7,881,494	2.35%	15,285,214	4.56%

DSOP(1)	55,000	0.02%	68,000	0.02%	123,000	0.04%

Total(2)	7,458,720	2.23%	7,949,494	2.37%	15,408,214	4.60%

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Notes:

(1)	In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors.

(2)	At the 2007 fiscal year-end, the total options outstanding was 7,236,483, the total options available for grant was 8,517,369 and the total common shares outstanding was 334,988,579.

The use of stock options has a direct impact on earnings per common share by increasing the actual number of common shares outstanding (as options are exercised) and the potential number of common shares outstanding (as options are granted). In recent years, CIBC has reduced its emphasis on the use of stock options as a component of total compensation. This trend is reflected in the following measures of stock option usage over the last three years:

	Fiscal Years
Measure(1)	2005	2006	2007
Dilution
• number of options granted but not exercised/total number of common shares outstanding at the end of the fiscal year	3.29%	2.66%	2.16%

Overhang
• (number of options available to be granted + options granted but not exercised)/total number of common shares
outstanding at the end of the fiscal year	6.00%	5.26%	4.70%

Burn Rate
• total number of options issued in a year/total number of common shares outstanding	0.29%	0.12%	0.13%

Note:

(1)	Both the DSOP and the ESOP programs (described on pages 36 and 37) are included in the above calculations. All figures are calculated as a percentage of common shares outstanding.

Pension arrangements

Pension and Supplemental Executive Retirement Plan (SERP) benefits are considered an integral part of the overall total compensation for executives, including the NEOs. All CIBC officers participate in one of three types of pension arrangements: a non-contributory provision of a defined benefit CIBC pension plan, a contributory provision of a defined benefit CIBC pension plan, or a cash contribution to a RRSP of the officer’s choice. In addition, certain officers may be designated by the Committee for participation in the SERP. Entitlements under the SERP are subject to compliance with certain non-solicitation and non-competition covenants.

Under the current terms of the SERP, executives at the Executive Vice-President level or above receive a pension benefit based on the following provisions:

Provision	Description
Pension Formula	2% of final average earnings per year of pensionable service (maximum of 35 years of service) inclusive of CIBC Pension Plan benefits.

Final Average Earnings (subject to specified dollar limits as shown below)	The sum of:
• the average of the best consecutive five years of salary in the last ten years prior to retirement; and
• the average of the best five years of variable cash awards in the last ten years prior to retirement.

Limits on Final Average Earnings	$1,877,750 for the Chief Executive Officer $913,500 for members of the Senior Executive Team $500,000 for Executive Vice-Presidents

Reduction for Early Retirement	Pensions are reduced by 4% for each year that retirement age precedes age 61 (with the exception that Mr. McCaughey is entitled, in accordance with his employment agreement, to an unreduced pension payable from age 55).

Government Pension Adjustment	Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time.

Form of Pension	Pension payments are made for the life of the executive. In the event of death of the executive:
• 50% of the pension is continued for the life of the executive’s spouse; or
• other optional forms of payment are available on an actuarially equivalent basis.

Additional Pension from Employee Contributions	Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

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The following pension benefit chart shows the annual pension payable at retirement for participants in the SERP for the specified pensionable earnings and years of pensionable service. The pensions shown include the pension payable from the CIBC Pension Plan, are before reduction for Canada/Quebec Pension Plan benefits and do not include any amount payable for an executive’s accumulated contributions with interest. The chart assumes retirement occurs at age 61 (or age 55 for Mr. McCaughey), the earliest age at which these officers can retire with an unreduced pension.

Annual pension benefit

Final Average Earnings		Years of Service
		15	20	25	30	35
($)		($)	($)	($)	($)	($)
300,000		90,000	120,000	150,000	180,000	210,000

400,000		120,000	160,000	200,000	240,000	280,000

500,000		150,000	200,000	250,000	300,000	350,000

600,000		180,000	240,000	300,000	360,000	420,000

700,000		210,000	280,000	350,000	420,000	490,000

800,000		240,000	320,000	400,000	480,000	560,000

900,000		270,000	360,000	450,000	540,000	630,000

1,000,000		300,000	400,000	500,000	600,000	700,000

1,250,000		375,000	500,000	625,000	750,000	875,000

1,500,000		450,000	600,000	750,000	900,000	1,050,000

1,750,000		525,000	700,000	875,000	1,050,000	1,225,000

1,877,750	(1)	563,325	751,100	938,875	1,126,650	1,314,425

Note:

(1)	Represents the current maximum final average earnings under CIBC’s SERP.

Some officers covered under the retirement arrangements of CIBC World Markets Inc., including Mr. Shaw, are not covered under the CIBC defined benefit pension plans, nor are they entitled to receive any supplemental executive pension benefits from CIBC. Mr. Shaw receives a cash contribution of $5,000 each year to be deposited to a RRSP.

Supplemental disclosure on pension arrangements – The following table shows years of credited service and changes in the accrued pension liability for the NEOs (excluding Mr. Shaw who is not a participant in the SERP) from October 31, 2006 to October 31, 2007, including the annual pension service cost for the 2007 fiscal year. The changes have been calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in CIBC’s financial statements for the 2007 fiscal year.

Accrued pension obligation

				Other
	Number	Accrued Pension		Compensation-	Other Change
	of Years	Liability at		related	in	Accrued Pension
	of Credited	October 31,	2007 Service	Change in Liability	Liability in	Liability at
	Service(1)	2006(2)	Cost(2)	in 2007(3)	2007(4)	October 31, 2007(2)
Name	(#)	($)	($)	($)	($)	($)
G.T. McCaughey	26.7	9,954,000	394,000	—	654,000	11,002,000

T.D. Woods	18.3	2,852,000	170,000	—	211,000	3,233,000

S.A. Baxendale	15.6	1,343,000	88,000	—	61,000	1,492,000

R.A. Lalonde	20.0	2,665,000	152,000	—	212,000	3,029,000

Notes:

(1)	Reflects credited years of service at October 31, 2007. Certain NEOs have been provided periods of their past service with CIBC and subsidiary companies as eligible credited service for SERP purposes in lieu of other compensation. A past service award of 10 years was granted at October 31, 2004 to Mr. Woods and an award of 7.5 years of service was granted to Ms. Baxendale at October 31, 2005. The value of these awards for Mr. Woods and Ms. Baxendale vested and were recognized for compensation purposes over periods of four years and three years respectively. For Mr. McCaughey, in recognition of his appointment as President and Chief Executive Officer and of past service with a CIBC-acquired organization, an additional 1.7 years of SERP service credit vests on each anniversary date of his appointment commencing August 1, 2006, up to a maximum service credit of 11.9 years, in addition to ongoing credited service earned through continued employment. The awards, vested and unvested, are included in the years of credited service set out above.

(2)	Pension service cost is the value of the projected pension earned for the year of service credited for the 2007 fiscal year. Accrued pension liability is the value of the projected pension earned for service up to October 31, 2006 or October 31, 2007 as indicated, including the additional years of service granted to Mr. McCaughey in connection with his appointment as President and Chief Executive Officer. These values are based on the same actuarial assumptions used for determining the year-end liability for CIBC’s registered pension plan which are disclosed in CIBC’s financial statements. The assumptions include an annual discount rate of 5.25% in measuring the accrued pension liability at October 31, 2006 and 5.5% in measuring the accrued pension liability at October 31, 2007 and a rate of increase for compensation of 3.5% before taking into account the limits on final average earnings for SERP. Actuarial

39    CIBC     PROXY CIRCULAR

assumptions may change (for example, due to fluctuations in market conditions or changes to CIBC’s compensation philosophy) and the impact of any changes to the actuarial assumptions in a given year is reflected in the “Other Change in Liability” column in the above table. The method used to determine these amounts will not necessarily be identical to the method used by other companies and as a result the figures may not be directly comparable across companies. No allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings under the SERP. The method of valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

(3)	The other compensation-related change in the obligation includes the impact of promotions, increases in base salary and variable compensation, and plan amendments or additional service awards granted during the current fiscal year.

(4)	Other changes in obligations include amounts attributable to interest accruing on the beginning-of-year obligation and experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions. Between the opening liability at October 31, 2006 and the closing liability at October 31, 2007, discount rates to measure the liabilities have increased slightly (causing liabilities to decrease marginally) and assumed mortality rates have been revised to reflect continued improvement in pensioner life expectancy (causing liabilities to increase). Between the opening and closing liabilities, interest accruing on liabilities plus the impact of the change in mortality rates partially offset by the impact of the discount rate change form the most significant part of the other change in liability amounts for the 2007 fiscal year.

Under the current terms of CIBC’s SERP, assuming the executive retires at age 61, each NEO will be entitled to an annual pension upon retirement as follows:

Annual Pension
Name	Available at Age 61(1)
G.T. McCaughey(2)	1,314,425

T.D. Woods	441,525

S.A. Baxendale	590,198

R.A. Lalonde	522,413

Notes:

(1)	Represents the estimated annual pension that would be received, assuming the individual retires at age 61 and that final average earnings at age 61 will be at or above the applicable maximum SERP covered compensation limit.

(2)	Mr. McCaughey is eligible to retire with an unreduced pension, currently estimated at $1,048,000 annually, at age 55.

Employment contracts

An employment contract was established with Mr. McCaughey, effective upon his appointment as President and Chief Executive Officer in August 2005. The key terms of this contract are the following:

Officer	G.T. McCaughey, President and Chief Executive Officer

Effective Date	August 1, 2005

Base Salary	$1,000,000 (may be increased by the Board)

Annual Variable Compensation (Cash and Deferred Equity)	The amount of annual variable compensation (excluding options) for any fiscal year is to be determined by the Committee at the end of the following fiscal year based on the achievement of:
• personal objectives and performance objectives for CIBC established for the fiscal year;
• financial performance of CIBC, including in comparison to the other four major Canadian banks for such year;
  and
• other relevant factors, on a basis consistent with CIBC executive compensation policies and past practices.
The annual variable compensation may be allocated by CIBC in cash and deferred equity awards (such as RSAs and PSUs). The amount of variable compensation to be granted in the form of options for any fiscal year is determined by the Committee at the end of the same fiscal year (not subject to a one-year delay).

Share Ownership Guidelines	Six times Mr. McCaughey’s annual salary during the term of employment with CIBC.
These guidelines apply for an additional two-year holding period upon retirement, or, in certain circumstances, if Mr. McCaughey should resign from employment with CIBC prior to attaining the age of 55.

Termination of Employment without Cause	Payment in lieu of notice equal to two times Mr. McCaughey’s:
• annual base salary; and
• three-year average annual variable cash award.
He may, in the alternative, receive entitlements as may be available under common law.
Unvested RSAs will vest on termination of employment and options will be eligible to vest over a two-year period from the date of termination.
If Mr. McCaughey has attained the age of 53 at a time when he is terminated without cause, he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later. The SERP entitlements are subject to Mr. McCaughey’s compliance with certain non-solicitation and non-competition conditions.

CIBC     PROXY CIRCULAR    40

Retirement	On retirement from CIBC after attaining the age of 55, Mr. McCaughey is entitled to an unreduced pension under the SERP. In these circumstances, his outstanding RSAs and options continue to be eligible to meet time and performance-based vesting requirements subject to the following conditions:
• Mr. McCaughey provides a minimum of three months’ notice of resignation;
• Mr. McCaughey continues to comply with the non-competition and non-solicitation conditions; and
• there is no material adverse subsequent event(1) relating to a prior period during which he served as President and Chief Executive Officer.

Pension	Mr. McCaughey participates in the SERP as described on page 38.
In recognition of his appointment as President and Chief Executive Officer and of past service with a CIBC-acquired organization, Mr. McCaughey was granted an additional 1.7 years of SERP service credit, which vests on each anniversary date of his appointment commencing August 1, 2006. These SERP service credits, which are in addition to credited service earned through continued employment, will continue to vest up to a maximum service credit of 11.9 years.

Change of Control	If Mr. McCaughey’s employment with CIBC is terminated after a change of control, he may receive the benefits under the change of control policy (see below). In addition, he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later.

Special Option Grant	Upon his appointment as President and Chief Executive Officer, Mr. McCaughey received a special one-time grant of options to acquire 250,000 common shares of CIBC, which are subject to performance-vesting conditions related to CIBC total shareholder return.

Note:

(1)	For this purpose, a material adverse subsequent event is defined as a material negative restatement of annual financial statements for any prior period in which Mr. McCaughey served as President and Chief Executive Officer or a material loss relating to business activities in such a prior period resulting in a reduction of 10% or more in CIBC’s book value from that immediately prior to the material loss.

Change of control contracts

CIBC adopted a change of control policy in 2001 that covers ten designated senior executive positions, including the NEOs, in recognition of the importance to CIBC and its shareholders of neutralizing potential conflicts of interest and stabilizing key management personnel in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an executive than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the change of control policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm the list of officers to which the policy should apply is appropriate. The key terms of the policy are the following:

Eligibility	Certain senior officers of CIBC, including each of the NEOs.

Coverage Period	24 months following the date of the change of control.

Trigger Events	Severance payouts and accelerated vesting of deferred equity awards and accrued pension occur only if both:
• a change of control event occurs; and
• the executive’s employment is terminated without cause or the executive resigns during the coverage period for reasons specified in the policy.

Severance Benefits	The greater of:
• two times the sum of annual salary and variable cash award; and
• such greater amount as the executive may be entitled to under any employment contract or common law.
In addition, a cash settlement is paid to cover benefits that would otherwise be payable during the severance period.

Vesting of Deferred Equity and Pension	All deferred equity awards and any unvested, accrued pension vest.

41    CIBC     PROXY CIRCULAR

OTHER INFORMATION

Indebtedness of directors and executive officers

The following table shows outstanding indebtedness to CIBC or its subsidiaries incurred by directors, proposed directors and executive officers of CIBC and their associates. This amount excludes routine indebtedness as defined by Canadian securities laws.

Indebtedness of Directors(1) and Executive Officers(2) under
(1) Securities Purchase and (2) Other Programs

		Largest Amount		Financially Assisted		Amount
		Outstanding		Securities		Forgiven
		During Fiscal	Amount	Purchases During		During Fiscal
	Involvement of	Year Ended	Outstanding	Fiscal Year Ended	Security for	Year Ended
	CIBC or	10.31.07(3)	at 12.12.07(3)	10.31.07	Indebtedness(4)	10.31.07
Name and Principal Position	Subsidiary	($)	($)	(#)	(#)	($)
Securities Purchase Programs(5)
R.A. Lalonde, Senior Executive Vice-President	CIBC as lender	736,442	684,032	—	12,400	—

Other Programs(6)
M.G. Capatides, Senior Executive Vice-President	CIBC as lender	(US) 908,642	(US) 616,181	—	—	—
P.K.M. Kilgour, Senior Executive Vice-President(7)	CIBC as lender	(US) 923,652	(US) 778,203	—	—	—
R.A. Lalonde, Senior Executive Vice-President	CIBC as lender	(US) 945,106	(US) 800,584	—	—	—
S.R. McGirr, former Senior Executive Vice-President(8)	CIBC as lender	(US) 2,835,337	(US) 2,407,128	—	—	—
B.G. Shaw, Senior Executive Vice-President	CIBC as lender	(US) 2,741,409	(US) 2,308,873	—	—	—
R.E. Venn, Senior Executive Vice-President	CIBC as lender	(US) 3,780,431	(US) 3,209,524	—	—	—
T.D. Woods, Senior Executive Vice-President	CIBC as lender	(US) 945,106	(US) 802,376	—	—	—

Notes:

(1)	Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms (including interest rate and security) as a loan made to other clients of CIBC with comparable credit ratings and involve no more than usual risks of collectability. These loans are “routine indebtedness” under Canadian securities law, comply with Section 402 of the U.S. Sarbanes-Oxley Act and are not reportable.

(2)	Under Canadian securities law, “Executive Officer” means: a chair, vice-chair, president, a vice-president in charge of a principal business unit, division or function (including sales, finance or production), an employee of CIBC or any of its subsidiaries who performed a policy-making function for CIBC, or any other individual who performed a policy-making function for CIBC.

(3)	Loan amounts are denominated in the currency in which the loan was made and, unless otherwise indicated, are in Canadian dollars.

(4)	The number of CIBC common shares that were held by CIBC as security at December 12, 2007.

(5)	CIBC has an employee loan program for the purpose of purchasing CIBC common shares. These loans are subject to the same interest rate and terms. The loan amount will vary based on compensation level and program credit criteria.

(6)	Certain current and former employees of CIBC and its affiliates have loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as CIBC and its affiliates. This participation offer was made in 2000. The loans will mature at the earlier of January 2012 or the liquidation of the fund, and are secured by the employee’s interest in the fund. Approximately 5% of each loan is non-recourse. The interest rate on loans for Canadian resident employees is set quarterly at the prescribed rate under the Income Tax Act (Canada).

(7)	On January 7, 2008, Mr. Kilgour ceased to be an executive officer of CIBC.

(8)	On July 1, 2007, Mr. McGirr ceased to be an executive officer of CIBC.

The following table shows the aggregate indebtedness at December 12, 2007 to CIBC or its subsidiaries incurred by current and former directors, executive officers and employees of CIBC and its subsidiaries to buy securities of CIBC (see Note 5 of the table above) and for other purposes (see Note 6 of the table above). This amount excludes routine indebtedness as defined by Canadian securities laws.

Aggregate indebtedness outstanding

	To CIBC or
	its Subsidiaries at
	12.12.07
Purpose	($)	To Another Entity
Securities Purchase Indebtedness	684,032	—

Other Indebtedness(1)	(US) 213,967,902	—

Note:

(1)	Other indebtedness is comprised of (US) $52,631,776 in current employee indebtedness and (US) $161,336,126 in former employee indebtedness. At December 13, 2006 the Other indebtedness was comprised of (US) $77,978,843 in current employee indebtedness and (US) $183,722,682 in former employee indebtedness.

CIBC     PROXY CIRCULAR    42

Directors and Officers Liability Insurance

Effective November 1, 2007, CIBC purchased at its expense a Directors and Officers Liability Insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2008. There is no deductible. The annual premium for this policy is approximately $4.1 million.

Availability of information

You may request a copy of the following documents, at no charge, from CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2:

1)	CIBC’s Annual Information Form for the year ended October 31, 2007 along with copies of pages incorporated from CIBC’s 2007 Annual Accountability Report;

2)	CIBC’s comparative annual financial statements for the year ended October 31, 2007 along with the accompanying auditors’ report and any subsequent interim financial statements CIBC has filed with securities regulators;

3)	CIBC’s annual Management Discussion and Analysis (MD&A) for the year ended October 31, 2007 and any subsequent interim MD&A; and

4)	this Circular.

These documents, as well as additional information relating to CIBC, are available at www.cibc.com and www.sedar.com. Financial information regarding CIBC is provided in its comparative financial statements and MD&A.

Communicating with the Board

Shareholders and others may contact the Board, a Board committee, the Chairman of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2. The Corporate Secretary will open this correspondence for the sole purpose of determining whether the contents represent a communication to a director. Any communication that is not in the nature of an advertisement, product or service promotion or patently offensive material will be forwarded promptly to the addressee. In the case of a communication to more than one director, the Corporate Secretary will make sufficient copies of the contents to send to each director to whom the communication is addressed.

Directors’ approval

The Board has approved the contents of this Circular as well as sending it to the shareholders.

Michelle Caturay
Vice-President, Corporate Secretary
and Associate General Counsel
January 10, 2008

43    CIBC     PROXY CIRCULAR

SCHEDULE A

SHAREHOLDER PROPOSALS

The following proposals have been submitted to CIBC for consideration at the Annual Meeting of Shareholders and are presented in unedited form in accordance with the Bank Act (Canada).

Proposal Number 1 was submitted by the Shareholder Association for Research and Education (SHARE), Suite 1200, 1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3, telephone: 604-408-2456, e-mail: info@share.ca on behalf of Meritas Financial Inc. (MERITAS).

Proposal Numbers 2 through 10 were submitted by the Mouvement d’education et de defense des actionnaires (the Shareholder Education and Advocacy Movement) (MEDAC), 82 Sherbrooke Street West, Montreal, Quebec, H2X 1X3, telephone: 514-286-1155, e-mail: admin@medac.qc.ca.

     Proposal Numbers 11 through 14 were submitted by Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario, N2A 1X2, telephone: 519-574-0252, e-mail: bobverdun@rogers.com.

PROPOSAL NO. 1

It is proposed that shareholders of Canadian Imperial Bank of Commerce urge the board of directors to adopt a policy that Canadian Imperial Bank of Commerce’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Canadian Imperial Bank of Commerce’s management, to ratify the report of the Management Resources and Compensation Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholders understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.

MERITAS submitted the following statement in support of their proposal:

Ever-improving executive compensation disclosure allows shareholders to become better informed with respect to the amounts to be paid to executives, the circumstances under which payments will be made, and the reasons for specific decisions about compensation structure. However disclosure, no matter how detailed, does not allow shareholders to provide any input on the decisions that have been made.

Shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. Many are also concerned about the arrangements made with executives under pension schemes and severance packages. An advisory vote will provide shareholders with an opportunity to register their views on all elements of executive compensation.

For many years, shareholders of Canadian issuers have had the opportunity to consider and vote on the adoption of stock-based compensation plans and many types of amendments made to them after they are adopted. Most other elements of executive compensation are not subject to a direct shareholder vote.

Currently, shareholders who do not support some or all aspects of the corporation’s executive compensation package can only register this view through the relatively imprecise methods of withholding votes from the entire board or the directors on the compensation committee. An advisory vote will allow shareholders to clearly express their views of executive compensation by voting on the matter directly.

An advisory vote on compensation was introduced in the United Kingdom in 2002. According to research compiled by Deloitte, in reported vote results from U.K. shareholder meetings held between 2002 and 2007, only 64 of 593 companies indicated that more than 20% of shareholders did not support the directors’ executive compensation report. Yet significant positive changes to executive compensation have been noted. According to corporate governance expert Stephen Davis, Deloitte & Touche found that there has been a significant increase in the amount of total incentive pay “with meaningful performance conditions attached” in the advent of the institution of the advisory vote in the U.K.*

The institution of an advisory vote on executive compensation implicitly acknowledges the expertise of the directors charged with making decisions regarding compensatory matters while allowing shareholders to provide issuers with their views of those decisions.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Board and management have been monitoring developments in Europe, Australia and the U.S. on annual shareholder advisory votes relating to executive compensation, also known as “say on pay”. The Board has determined that, at this time, it would not be in the best interests of CIBC to institute a say on pay vote. Based on discussions the Chairman of the Board has had with various shareholders and leading governance organizations in Canada, the Board believes there are strong and diverse views regarding the merits of a say on pay vote.

Currently, there are also diverse approaches taken by public companies in Canada to voluntarily make their executive compensation disclosure more transparent and easier for readers to understand. These laudable efforts result in an inconsistent depiction of executive compensation information that might not be comparable among public companies. Securities regulators throughout Canada are in the process of revising executive compensation disclosure rules. The Board and management believe it is critical for all companies to follow a consistent executive compensation disclosure regime before a meaningful say on pay vote could be held. The Board intends to continue monitoring the development of say on pay to assess its value to shareholders. These efforts will include ongoing dialogue and engagement with stakeholders over the course of the next year.

In the meantime, the Board believes that the objectives of a say on pay vote – demonstrated alignment of pay to performance, transparency of Board decision-making through disclosure and effective shareholder communication – are addressed by the governance framework and practices the Board and management have adopted and continue to enhance.

Demonstrated Alignment of Pay to Performance:  CIBC’s executive compensation disclosure has been enhanced over the years to reflect its pay-for-performance philosophy and practices. Disclosure on the CEO’s employment contract highlights (1) a “holdback” on any variable incentive compensation, most of which is determined by the Board one year later, to give the Board a longer term view to assess CEO performance; (2) a stock option grant on

* Stephen Davis, “Does ‘Say on Pay’ Work?”, Policy Briefing No. 1, Millstein Centre for Corporate Governance and Performance, Yale School of Management, 2007, p. 10.

CIBC     SHAREHOLDER PROPOSALS    1

appointment with stringent performance conditions, including the possibility of a zero-pay outcome; and (3) continued vesting of CEO’s restricted shares and options post-retirement only if there is no subsequent material adverse event during the time the CEO occupied that office. CIBC’s pay-for-performance philosophy was evident in its disclosure for fiscal 2005 — a year of underperformance by the Bank — when no variable cash incentives or stock options were granted to the CEO and his direct reports. At page 20 of this Circular, shareholders will again see highlights of CIBC’s pay philosophy, including specific executive compensation governance practices adopted by CIBC.

Transparency of Board Decision-Making:  CIBC’s executive compensation disclosure has become more informative, detailed and transparent on specific information that matters to shareholders. At pages 25 through 31 of this proxy circular, there is a comprehensive description of the compensation committee’s process for determining executive pay, details of how CIBC performed against its financial objectives for the respective year, concrete examples of decisions that demonstrate CIBC’s pay-for-performance philosophy and a pay-for-performance graph that compares total named executive officer compensation over the last five years to financial measures such as net income after tax, earnings per share and net income before tax. CIBC’s disclosure goes beyond securities law requirements, providing a significant amount of additional disclosure and, as a result, CIBC has been recognized by several corporate governance organizations for its executive compensation governance and disclosure practices.

Effective Shareholder Communication:  The Board believes shareholder input is important. Recognizing the power shareholders have with their annual right to elect directors, the Board has fostered shareholder democracy by instituting individual voting for directors, disclosing those results immediately and being among the first companies in Canada to adopt majority voting for directors. Shareholders who seek more direct communication may contact the Board on any matter by sending a letter to the Chairman of the Board or any other director or group of directors. This process enables shareholders to communicate with the Board, any committee or any individual director on any matter and provides the Board with actionable feedback, meaningful insight and constructive criticism, including on CIBC’s executive compensation philosophy and practices.

PROPOSAL NO. 2

It is proposed that CIBC encourage shareholder loyalty by adding a 10% hike to the dividends normally paid out on shares held for more than 2 years.

MEDAC submitted the following statement in support of their proposal:

The instability of markets in the past few years and investor search for short-term profits encourages investors to “continually play the markets”. The beneficial effect of adopting MEDAC’s proposal, in addition to recognizing shareholder loyalty, would be to encourage the development of a shareholder base with an objective of long-term returns, favouring management, orientation and compensation policies based on CIBC’s sustainability.

This proposal is inspired by a French law adopted on July 12, 1994, authorizing companies to compensate individual shareholders for their loyalty. Currently in force at large French companies, Air Liquide and Lafarge, this measure encourages small investors to keep their shares, develop a greater sense of belonging and favour policies focused on the long-term.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Bank Act requires that the rights of common share holders be equal in all respects and states that the rights must include the right to receive dividends declared on those shares. Once a dividend is declared on common shares, each holder of common shares must receive the same dividend amount on the same terms. As a result, this proposal cannot be effected legally. The Bank Act requirement is common in other Canadian and provincial corporate statutes.

PROPOSAL NO. 3

It is proposed that shareholder voting rights be conferred after a minimum holding period of one year.

MEDAC submitted the following statement in support of their proposal:

This proposal was inspired by the recommendations of the HEC-Concordia Institute for the governance of private and government organizations, partly financed by the Jarislowski Foundation and the above mentioned universities. The Institute gives the following reasons:

“The practice of giving a shareholder all the privileges of corporate citizenship upon acquisition of a share has two pernicious effects, or at the very least two debatable ones:

This practice confers influence and gives power to transient individuals seeking to create short-term profit solely for their own benefit, regardless of the price, and in particular to profit from a short-term position in a corporation to influence the outcome of a takeover or to trigger it.

This practice also pushes managers to make decisions with a view to the short term, under the pressure of the expectations of such transient shareholders. For instance, a study by Brian Bushee concluded that a high proportion of shares held by transient shareholders causes companies to place exaggerated emphasis on their expectations of short-term profit. This conclusion confirms the concerns of many corporate executives about the deleterious effects of a shareholder base dominated by institutional investors only interested in immediate results (Bushee, 2004).

In another study, Graham, Harvey and Rajgopal (2005) took a survey of 400 financial executives in the U.S. They found that the executives were prepared to sacrifice projects having a positive net present value to satisfy shareholder expectations of quarterly profits. The authors concluded: ‘The results are definitely problematic, because the majority of CFOs admit to sacrificing long-term economic value for the company to meet short-term profit expectations or avoid excessive fluctuations of quarterly profits.’ ”

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Bank Act requires that the rights of common share holders be equal in all respects and states that the rights must include the right to vote at all meetings of shareholders except where only holders of a specified class of shares (e.g., preferred shares) are entitled to vote. The Bank Act also states that the voting rights may confer only one vote for each voting share. As a result, this proposal cannot be effected legally. The Bank Act requirement is common in other Canadian and provincial corporate statutes.

PROPOSAL NO. 4

It is proposed that CIBC bylaws provide, in the event of a merger or acquisition, for paying into the employee pension

2    CIBC     SHAREHOLDER PROPOSALS

fund an amount equal to twice the bonuses and compensation benefits paid to executives and directors.

MEDAC submitted the following statement in support of their proposal:

The La Presse newspaper revealed in its August 15, 2007 issue that the senior executives and directors of BCE will pocket a grand total of $170 million as a result of the hostile offer by the Ontario Teachers’ pension fund to acquire the business. In the merger of Alcan and Rio Tinto, the circular for acceptance of the offer of USD 38.1 billion included incentive bonuses of $110 million for the officers and executives. If the transaction goes through, the CEO will pocket at least $51 million. If he should be dismissed after Rio Tinto becomes owner, he will be entitled to additional compensation of $8.1 million. His senior partners on the Alcan executive will share a jackpot of at least $88 million in bonuses and other profits.

MEDAC feels that it is unfair for employees not to receive anything in such a financial transaction. Loyal employees have devoted years, often decades, to building the business. They deserve more than some executives who pass through, fill their pockets, enjoy a golden retirement and other benefits without any relation to the quality of services they have provided to CIBC.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to providing competitive compensation for both the executive and broader employee populations, that is consistent with market practice and adjusted to align with performance.

Each year, total compensation for the performance year (including pensions) is reviewed by the Board to verify that compensation levels are fair, equitable and linked to performance. This approach supports CIBC in attracting, retaining and motivating its employee and executive talent.

In addition, change of control arrangements are reviewed regularly to verify that the covered executives will continue to act in the best interests of shareholders in effecting certain business transactions and to assure them of fair treatment as these transactions typically generate significant employment risk for executives.

In the event of employee or executive terminations, other than for cause, the Bank is required by law to provide appropriate severance payments. Further, pension benefits accrued and vested in the employee pension plan are secured as required by law, and would be paid out to plan participants when appropriate.

PROPOSAL NO. 5

It is proposed that there should be the same number of men and women on the CIBC board of directors, three years from the adoption of this proposal.

MEDAC submitted the following statement in support of their proposal:

MEDAC’s proposal at last year’s annual meeting suggested that women should represent one third of the members of the board of directors within three years of the adoption of the proposal. MEDAC is increasing its requirements in this matter, convinced that increasing women’s presence on the board of directors will bring added value to its operation. A study carried out in 2004 by the Catalyst Institute on 353 of the largest companies in the world indicated that those with more women on their boards had the best returns. According to a study by the conference board, it has been clearly demonstrated that the presence of women changes the operation of the board of directors. For example, during meetings, women have different concerns, ask new questions and contribute a different point of view. The subjects under discussion are broader and therefore more representative of all aspects of good governance. In the opinion of high-level recruiters, they bring different skills (multi-tasking, social and communication skills, long-term concerns), contributing added value to the work of the board of directors. In Quebec, 24 crown corporations (section 5 of the General Auditor Act) are required, by 2011, to have half of the seats on the board of directors occupied by women.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Board agrees that diversity, including gender diversity, makes better boards and is one of several important considerations in selecting a director.

CIBC’s Corporate Governance Committee recommends candidates for nomination to the Board and establishes the competencies and skills it will seek during the director selection process. The Committee uses a “competency matrix” which lists skills and characteristics considered desirable for CIBC’s Board, including characteristics associated with diversity (e.g. gender, ethnicity, disability). For more information on the competency matrix, see Schedule B, “Statement of Corporate Governance – Director skill set and competency matrix tool”.

The Committee and the Board believe that women are becoming more prominent on boards as women continue moving into more senior positions and will continue to focus on selecting individuals who have the competencies and skills to meet the Board’s needs and CIBC’s strategic priorities.

PROPOSAL NO. 6

It is proposed that the annual report and the management proxy circular disclose the equity ratio between the total compensation of the highest paid executive of CIBC including annual salary, bonuses, gratuities, payments under long-term premium programs and any other form of compensation and that of average employee compensation.

MEDAC submitted the following statement in support of their proposal:

According to a study published in May, 2006 by the Teachers’ pension fund, there is no relationship between executives’ compensation and their company’s performance on the stock market. The study noted a very disturbing finding: the top executives who received the highest salary increases did not succeed in making the shares of their companies gain value faster than the shares of other companies in the same sector. In Canada, the average compensation of large corporate CEOs in 2006 was 116 times the average employee compensation, according to the Globe and Mail.

Compensation policies for senior executives and their general working conditions are too generous, even excessive, which is of great concern to subordinates and employees. It is imperative that the rules and regulations of our institutions safeguard fair and equitable policies in the treatment of human resources.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to providing competitive compensation for both the executive and broader employee populations, that is competitive with market practice and adjusted to align with performance.

CIBC     SHAREHOLDER PROPOSALS    3

As disclosed in the Report on Executive Compensation, CIBC’s processes for determining executive compensation include a rigorous review of the performance of CIBC, its two strategic business units (Retail Markets and World Markets) and each individual. CIBC also considers market compensation ranges for equivalent levels of business performance. Both management and the Board review CIBC’s total cost of compensation, which includes all employees, against key business performance metrics such as revenue and test the reasonableness of that cost against CIBC’s peer banks. The Board is satisfied with this approach to determining executive compensation.

CIBC’s disclosure of executive compensation includes a description of pay-for-performance linkages (see page 20 of this Circular) and a “Pay-for-performance” graph that explicitly relates compensation of the Named Executive Officers to key CIBC financial performance measures and demonstrates the relationship between these factors over the past five years (see page 31 of this Circular). CIBC also reports a cost of management ratio, which presents compensation to Named Executive Officers against Net Income After Tax (see page 32 of this Circular). The components of this ratio were developed with other major financial institutions to provide comparability. The Board is satisfied that there is a correlation between the compensation paid to CIBC’s executives and the performance of CIBC and its business units, as shown in this disclosure.

PROPOSAL NO. 7

It is proposed that the compensation policy of the five most senior executives of CIBC be previously adopted by shareholders, as well as the fees of members of the board of directors.

MEDAC submitted the following statement in support of their proposal:

In view of the high cost that an excessive compensation system may represent, it is legitimate for shareholders, the owners of CIBC, to be called upon to approve the compensation policy for the five highest-paid executives and fees paid to directors of the board. The current policy of fait accompli in these matters is archaic and offensive to shareholders, relegated to rubber-stamping at annual meetings.

Such a requirement is included in the “Principles of Corporate Governance” published by the Organization for Economic Cooperation and Development (OECD) in 2004:

“Shareholders should be able to make their opinions heard about the compensation policy of directors and top executives. The stock component of the compensation of directors, top executives and employees should be subject to shareholder approval.”

In France, it is the total directors’ fees that must be approved by shareholders. In the U.S., all share purchase or option plans are subject to vote by the annual shareholders’ meeting. On April 20, 2007, the House of Representatives accepted, with a historic vote of 269 to 134, a new law imposing a consultative vote on the compensation policy by shareholders of companies listed on the stock market. Here are the votes obtained by such resolutions called “say on pay” at the major annual meetings: Ingersoll-Rand (57% in favour), Blockbuster (57%), Motorola (52%), Bank of New York (47%), Apple (46%) and Citigroup (43%).

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Board is monitoring developments on a shareholder vote on executive compensation policies and believes the objectives underlying such a vote — demonstrated alignment of pay to performance, transparency of Board decision-making through disclosure and effective shareholder communication — are addressed by the governance framework and practices the Board has adopted and continues to enhance. (See the Board and management’s response to Proposal No. 1 on page 1 of this Schedule A for information on each of these objectives.) As a result, the Board does not believe that adoption of a shareholder vote on compensation policy is necessary at this time.

In regard to director remuneration, the Bank Act contains a mechanism for shareholder approval: no remuneration shall be paid to a director until a by-law fixing the aggregate of all amounts that may be paid to all directors for directors’ remuneration during a fixed period of time has been confirmed by a special resolution, meaning a resolution passed by at least two thirds of the votes cast by shareholders entitled to vote on that resolution.

CIBC’s current by-law, which fixes aggregate director remuneration at a maximum of $4 million in a fiscal year, was approved by a special resolution at the annual meeting of shareholders on February 26, 2004. In addition, CIBC provides complete disclosure on remuneration paid to the directors in an easy to read format that exceeds legal requirements. For these reasons, the Board does not believe an additional shareholder vote on director compensation policy is necessary.

PROPOSAL NO. 8

It is proposed that CIBC regulate the exercising of options allocated to senior executives and directors of our companies, stipulating that such options may not be exercised before the end of their mandates.

MEDAC submitted the following statement in support of their proposal:

Since the mid-90s, North American companies have been making more and more use of stock options in compensating their senior executives and directors. This practice has resulted in excessive and indefensibly high compensation in light of the performance of the great majority of these companies and the stock market returns offered to shareholders. These abuses have been strong contributors to the dramatic loss of confidence by investors and the public in the quality of corporate governance and integrity of the financial markets. The compensation of corporate executives has been completely dissociated from achieving the stated long-term objectives and it has been converted into an incentive to manage companies with the sole concern being the immediate performance of the shares. The massive use of stock options in the compensation system is the principal cause of these distortions and many believe that it will be the source of many instances of fraud involving executives who, with the complicity of their auditors, have breached ethics and the law to traffic in information about the actual financial status of their company.

Far from aligning the interests of executives with those of shareholders, options have caused the degradation of shareholders’ equity. On September 26, 2002, the Canadian Council of Chief Executives (CCCE) also came to this conclusion of failure, stating that they understood the frustration of investors “when senior executives are generously compensated for past performance whose results turn out to be elusive”.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to a pay-for-performance philosophy, which defines the relationship between compensation, business performance and sustainable shareholder value. CIBC issues stock

4    CIBC     SHAREHOLDER PROPOSALS

options as part of the overall executive compensation package. The options have a 10-year term, the maximum allowed by law, and vest over a four-year period, which precludes an immediate gain and ties the reward to the medium to long-term performance of the company. Further, for the CEO, his contract includes that upon his retirement outstanding restricted share awards continue to vest only if there is no subsequent material adverse event during the time the CEO occupied that office.

The Board and management believe stock options remain a valuable and competitive compensation tool, linking compensation to shareholder value over the long-term through share price appreciation. However, CIBC has reduced its use of options in recent years and currently only 15% of equity awards are provided in the form of stock options for all executives. As a result, as shown on page 38 of this Circular, the number of options issued in the 2007 fiscal year was 0.13% of the total number of common shares outstanding. However, CIBC will continue to benchmark its use of options against the market, and will continue to use options judiciously to attract, retain and motivate executives.

PROPOSAL NO. 9

Considering the strong concerns expressed by many observers and regulators with respect to the effects of hedge funds and subprime mortgages on the stability of the financial system, it is proposed that the bank disclose information on its direct or indirect participation in this type of activity.

MEDAC submitted the following statement in support of their proposal:

Last year MEDAC raised the alarm, demanding the disclosure of holdings in hedge funds. Our proposal received strong support at annual meetings we attended, usually over 10%. In compliance with the law, MEDAC wishes to submit it again, given that such funds continue to present significantly high risks for investors and the available information does not make it possible for them to adequately judge the risk to which they are exposed.

Hedge funds use risk hedging techniques to speculate on the financial markets. Their financial strategy rests primarily on the large-scale mobilization of leverage, or a substantial debt to finance risky investments and arbitrage transactions aimed at exploiting price discrepancies between different markets. Located mostly in tax havens, such funds do not hold stocks; they borrow them and only come to own them once the transaction is completed. The leverage effect thus becomes maximized. Many of these funds, which are of a purely speculative nature, play on rumours to create imbalances and trigger the volatility required to make a profit without an economic reason.

Disclosing banks’ holdings in such funds is not the only concern of MEDAC in the area of risky investments. Over the summer, stock markets entered a very turbulent period with the extent of U.S. subprime mortgages. In August, 2007, the New York stock exchange fell 400 points in one day, and the TSE fell 300 points. This crisis originated with certain U.S. mortgage institutions giving mortgages to U.S. households that did not have the means to pay higher interest rates. In order to be able to grant more and more loans, these institutions then converted these subprime mortgages into bond-type securities which they re-sold to other companies, such as banks or specialized companies offering their clients riskier hedge-fund-type mutual funds, which are not very strongly regulated. Some Canadian financial institutions were heavily affected by this crisis.

With a view to transparency, shareholders should be informed of such investments in order to be able to assess their investment in the company in light of the risks they incur and the highly speculative investment philosophy espoused by their executives and directors.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC conducts business with alternative investment managers and, in doing so, assumes potential counterparty credit risk and credit risk related to secured lending. The Board and management of CIBC are committed to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. This disclosure includes our quarterly and annual reports to shareholders, quarterly supplementary financial information, executive presentations and webcasts and other disclosure. Through this disclosure, CIBC presents a detailed review of its businesses, including its credit portfolio and credit risk management. Management and the Board of Directors continue to monitor CIBC’s overall risk positioning. If CIBC’s current exposure to alternative investment managers becomes a material portion of CIBC’s business, then CIBC would advise of this development in accordance with its disclosure practices and regulatory requirements.

PROPOSAL NO. 10

It is proposed that CIBC amend its bylaws to install a mechanism of cumulative voting to elect members of the board of directors.

MEDAC submitted the following statement in support of its proposal:

When MEDAC presented this proposal to the CIBC Annual Meeting, it received 3% support. Under this election system, shareholders have as many voting rights as the number of shares they hold, multiplied by the number of candidates to be elected. These votes may then be exercised in favour of a single candidate or all of them, at the shareholder’s choice. The cumulative vote is a provision under Canadian law in order to favour the expression of the wishes of minority shareholders in the process of electing the directors of a company. One of the fundamental tenets of healthy governance is the legitimacy of directors: in a world where ownership of companies has undergone a massive change over time, from a small number of shareholders to a myriad of small holdings and passive funds, the process of director selection has slipped exclusively into the hands of the executives and the directors in place, placing the emphasis on independence and credibility – principles whose value we recognize – but obscuring the legitimacy of representation with respect to minority shareholders, a source of new ideas and added value for all shareholders.

To ensure the application of this principle, we ask for the introduction of the cumulative vote, a means to ensure that minority shareholders play their role fully, as current policies favour the positions of executives. The legitimacy of directors is as important as their independence and credibility. The purpose of this proposal is not to pass judgment on how open executives and the board of directors are to the concerns of shareholders, but rather to essentially confirm the principle that members of the board of directors must represent both majority and minority shareholders.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Board believes that cumulative voting would not be in the best interests of the Bank or its shareholders and that the current voting system is the most appropriate one for the election of directors.

CIBC     SHAREHOLDER PROPOSALS    5

Cumulative voting means that each shareholder would receive a number of votes equal to the number of shares owned by the shareholder multiplied by the number of nominees. A shareholder could direct those votes to one or more of the nominees put forward in the proxy circular. For example, if a shareholder had one share and 20 nominees were put forward for election, the shareholder would have 20 votes and could direct all of those votes to one nominee. A director elected under the cumulative voting system might regard himself or herself as representing the special interests of the particular group responsible for the director’s election. This system introduces potential factionalism, adversely affecting the ability of the Board to work together effectively in the best interests of CIBC and its shareholders. The Board believes that, as a matter of good governance, there should be no question as to whether a director is acting for the benefit of all shareholders or as the representative of a special group.

PROPOSAL NO. 11

It is proposed that in choosing candidates for Director, CIBC’s nominating committee must give first priority to the nominees’ ability to effectively represent the interests of shareholders.

Mr. Verdun submitted the following statement in support of his proposal:

Excessive compensation of senior executives is the greatest single concern of shareholders, and there is widespread evidence that many bank Directors are too close to the senior executives to be able to make objective decisions. A glaring example of inappropriate compensation occurred here at Canadian Imperial Bank of Commerce, where the executive team headed by John Hunkin made very costly errors, but the Board of Directors allowed Mr. Hunkin to retire early with bonuses and pension benefits that would have been excessive under any circumstances, but are particularly offensive for a bank that was nearly prohibited from doing any further business in the United States following revelations of CIBC’s illegal involvement in the Enron fiasco. At the same time as CIBC was writing off $1.3-billion on its failed Amicus strategy in the U.S., and while the Enron situation was leading to its $2.4-billion payout from shareholders’ assets, the Board of CIBC was secretly awarding at least $100-million in “retirement” payouts for Mr. Hunkin and an undisclosed number of other senior executives. If these excessive payouts had been disclosed at the time they were either awarded or vested, shareholders would have demanded corrective action. Mr. Hunkin’s share of the secret fund turned out to be worth $25,719,137. His colleagues’ shares of the secret retirement fund were not properly disclosed, even though several were Named Executive Officers for whom OSC rules always require all compensation to be fully disclosed. Instead of retiring in disgrace after the $2.4-billion Enron payout, Mr. Hunkin was given a boost in his pension because his friends on the Board of Directors decided to waive the reduction in his pension that should have been applied because he had not reached the age of 61 to qualify for a full pension. The shareholders of CIBC have an “accrued obligation” of $19,382,000 for Mr. Hunkin’s pension. It is obvious that the Board of Directors of CIBC is incapable of acting objectively and effectively to protect the interests of the shareholders. To prevent a similar situation from occurring again, the nominating committee has an obligation to recruit new Directors who will vigorously defend shareholders’ interests and not be personally biased toward the senior executives.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is required by the Bank Act to include the shareholder statement submitted with this proposal but in no way agrees with, supports or endorses in any manner, or for any purpose, the statements being made. There are numerous false statements about CIBC’s U.S. business activities, Enron involvement, disclosure obligations, legal terminology and transparency of information regarding a compensation award known as Retirement Deferred Share Units (RSIP DSUs).

CIBC’s Chairman of the Board engaged external counsel to review CIBC’s executive compensation disclosure in management’s proxy circular in light of Mr. Verdun’s inquiries, commencing with the circular relating to the 2000 fiscal year. External counsel advised Mr. Verdun that CIBC has disclosed all information legally required to be disclosed, relating to RSIP DSUs granted in 2000 and, over time, has disclosed additional information on a voluntary and supplementary basis that exceeded such requirements.

In regard to the actual proposal being made, CIBC’s Corporate Governance Committee acts as the nominating committee, which means it recommends candidates for nomination to the Board and establishes criteria for the election and re-election of directors. When putting a director forward for election, a key factor in the Committee’s review is that the nominee would act in the best interests of CIBC. The Board’s Director Tenure Policy identifies the factors affecting a director’s tenure on CIBC’s board and includes acting in the best interests of CIBC. For information about the nomination process for directors, see “Nomination process” at page 3 of this Circular and Schedule B, “Statement of Corporate Governance Practices — Director nomination process”.

PROPOSAL NO. 12

It is proposed that all compensation programs for senior executives in the past decade shall be re-examined to ensure that they fully complied with Ontario Securities Commission regulations.

Mr. Verdun submitted the following statement in support of his proposal:

Because of a glaring failure by the Canadian Imperial Bank of Commerce to properly disclose a “retirement” compensation plan for members of its senior executive team, it is essential to re-examine this Bank’s myriad plans for executive compensation to ensure that they have all complied with, and continue to comply with, all applicable OSC rules. Here at CIBC, a huge bonus pool was improperly disclosed in 2001 as a modest award of “units” that appeared on first reading to be nothing more than the type of deferred share units that are often awarded by banks to their directors and executives. Under that interpretation, then-CEO John Hunkin had been awarded 5,000 deferred share units worth approximately $250,000. However, when the total value of these “units” was finally disclosed after Mr. Hunkin took early retirement four years later (coincident with the announcement of the $2.4-billion Enron settlement), the actual value in his hands amounted to $25,719,137 (including dividends and capital gains). Several of CIBC’s other Named Executive Officers received similar payouts, but these were never disclosed in the form required by the OSC. After numerous inquiries from this shareholder, the Chairman of CIBC, in the presence of legal counsel, insisted that all payouts had been properly disclosed. The OSC rule they relied upon requires full disclosure in the Summary Compensation Table whenever an award “vests” under such a “long term incentive program”. In numerous documents distributed to shareholders, CIBC stated that these special retirement awards had all vested on Oct. 31, 2003, but they were not disclosed on that date. CIBC, on the direct advice of its legal counsel, insisted that the word “vest” means that the money must actually be in the hands of the executives in order for disclosure to be required. This is an egregious abuse of the English language, and a flagrant violation of the OSC rules. In order to prevent the recurrence of a similar scandal, CIBC must review all of

6    CIBC     SHAREHOLDER PROPOSALS

its past and current programs for executive compensation to ensure that they are fully in compliance with OSC rules.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is required by the Bank Act to include the shareholder statement submitted with this proposal but in no way agrees with, supports or endorses in any manner, or for any purpose, the statements being made. There are numerous false statements about CIBC’s disclosure obligations and transparency of information regarding RSIP DSUs.

CIBC’s executive compensation disclosure has been compliant with the disclosure rules of the Ontario Securities Commission except for three minor omissions that were subsequently corrected a number of years before Mr. Verdun’s inquiries (e.g., 2003 disclosure should have noted the existence of dividend equivalents as part of two restricted share programs).

CIBC has also made additional disclosure voluntarily that was not required by law and has been cited by the Canadian Coalition for Good Governance and the ICD Blue Ribbon Commission for best practices in compensation disclosure.

CIBC’s Chairman of the Board engaged external counsel to review CIBC’s executive compensation disclosure in management’s proxy circular in light of Mr. Verdun’s inquiries, commencing with the circular relating to the 2000 fiscal year. External counsel advised that with the exception of the minor omissions which were subsequently corrected, CIBC has disclosed all information legally required to be disclosed, including information relating to RSIP DSUs granted in 2000 and, over time, has disclosed additional information on a voluntary and supplementary basis that exceeded such requirements.

PROPOSAL NO. 13

It is proposed that this Bank shall, as soon as practical, implement a system of senior executive compensation that shifts the largest part of compensation from direct personal payments into charitable funds that are directed by the appropriate executives after retirement.

Mr. Verdun submitted the following statement in support of his proposal:

The rapid rise in compensation for senior executives is a matter of grave concern to shareholders. It is also potentially very damaging to employee relations within the bank, as the gap between the incomes of the top executives and those of the front-line workers becomes ever greater. Senior executive compensation has reached such a level that any executive who spends such income for personal consumption would be guilty of the worst form of environmental crime. Our threatened planet cannot survive such excessive personal consumption. Fortunately, the reality is that most senior executives devote substantial portions of their wealth to charitable purposes. This is welcome and laudable, but it raises an obvious question: Why pay all of that shareholders’ money directly to executives only to have them return it to society through charitable causes? Part of the answer is ego: No bank CEO wants to be paid less than his counterparts at competing institutions. This can be easily solved: The largest part of executive compensation should be awarded in the form of credits to special charitable funds, which the senior executives can direct after retirement. If the donations made from these funds are clearly associated with this Bank, everyone wins: The executive supports his or her favourite causes; worthy charities receive deserved support; and the Bank’s shareholders benefit through positive publicity for good works done with the shareholders’ money.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

CIBC is committed to providing competitive compensation for both the executive and broader employee populations, that is competitive with market practice and adjusted as appropriate to align with performance. The total compensation package is designed to allow CIBC to attract, retain and motivate qualified individuals in the various markets in which it competes for talent. The Board believes this approach to compensation is appropriate. The Board is proud of CIBC’s commitment to supporting causes that matter to its clients, employees and communities and the support provided by CIBC’s executives and employees through their involvement with charitable organizations, as well as their personal donations.

PROPOSAL NO. 14

It is proposed that any Director who fails to receive a majority of “for” votes from shareholders participating in person or by proxy at the annual meeting must resign, and the resignation must take effect unconditionally.

Mr. Verdun submitted the following statement in support of his proposal:

This Bank currently recognizes that any Director who fails to receive a majority of “for” votes in the annual shareholder election is required to submit his or her resignation, but the Board retains the discretion to decline to accept the resignation. This is a violation of the fundamental principles of democracy. The failure to receive a majority of “for” votes in an uncontested election is absolute and uncontestable proof that the Director no longer has the confidence of the shareholders. If there are extenuating circumstances, such as health problems causing a poor attendance record, these facts should be disclosed in advance of the annual meeting, and shareholders can make their own informed judgments. It is totally unacceptable to allow anyone to serve as a Director if that person has not received the clearly-expressed majority support of the shareholders.

The Board recommends that shareholders vote AGAINST this proposal.

Board and management statement:

The Board has advanced shareholder democracy by instituting individual voting for directors, disclosing those results immediately and being among the first companies in Canada to adopt majority voting for directors. Under CIBC’s approach to majority voting for directors, where a director fails to receive a majority of “for” votes in an uncontested election, that director must submit his or her resignation and the Corporate Governance Committee is expected to accept that resignation in the absence of extenuating circumstances. The Board considers this flexibility to be modest and believes the Corporate Governance Committee should retain it to address any number of situations that might arise. For example, the Committee must ensure that the composition of CIBC’s Board continues to satisfy certain legal requirements on independence, residency and minimum number. In certain situations, the Committee might have to exercise its discretion and reject the resignation of one or more directors on an interim basis so that the Board continues to function until other arrangements are made. CIBC’s approach to majority voting for directors is consistent with best practice and the Board believes it achieves an appropriate balance between being responsive to shareholders and ensuring a functional Board for CIBC.

CIBC     SHAREHOLDER PROPOSALS    7

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CIBC’s vision is to be the leader in client relationships. This means delivering on the things that matter to our key stakeholders. CIBC has made commitments to our stakeholders:

•	To help clients achieve what matters to them

•	To create a positive employee experience

•	To make a difference in our communities

•	To generate strong total returns for our shareholders

As part of our vision, CIBC aspires to the highest standards of corporate governance. Leading governance achievements at CIBC include disclosing metrics to support the link between executive pay and performance, ongoing Board renewal and continued efforts to maintain our leadership in social responsibility and climate change.

This statement of corporate governance practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and its shareholders. It was last reviewed and approved by the Board in January 2008.

2	Governance structure	6	Director compensation
2	Board composition	6	Executive compensation
2	Board responsibilities	7	Board access to management and external advisors
3	Director independence	7	Director orientation and continuing education
4	Director nomination process	7	Management succession
5	Director tenure	7	Disclosure policy
5	The Chief Executive Officer	7	Annual performance evaluation of the Board
5	The Chairman of the Board	8	Code of Conduct and Code of Ethics
6	Board committees

Shareholders and others may contact the Board, a Board committee, the Chairman of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario, M5L 1A2. The Corporate Secretary will open this correspondence for the sole purpose of determining whether the contents represent a communication to a director. Any communication that is not in the nature of an advertisement, product or service promotion or patently offensive material will be forwarded promptly to the addressee. In the case of a communication to more than one director, the Corporate Secretary will make sufficient copies of the contents to send to each director to whom the communication is addressed.

1    CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1. Governance structure

Quick facts

ðFind key governance documents at www.cibc.com and www.sedar.com

ðBoard reviews and approves them every year

• Statement of Corporate Governance Practices

• Board of Directors Independence Standards

• Mandate of the Board of Directors

• Mandate of the Chairman of the Board of Directors

• Mandates of the Board Committees

• Mandate of a Committee Chair

• Mandate of the President and Chief Executive Officer

• Code of Conduct for Employees

• Code of Ethics for Directors

This diagram provides a snapshot of CIBC’s governance structure.

2. Board composition

Quick facts

ðFind CIBC’s By-Law at www.sedar.com

ðCIBC’s optimal Board size is 16 -18

ðCIBC’s Board put forward 17 nominees for election at the 2008 annual meeting of shareholders

The composition and organization of the Board is governed primarily by the Bank Act (Canada), which has requirements on the qualifications, number, affiliation and Canadian residency of directors. CIBC’s By-Law provides that the Board may fix the number of directors between a range of seven and 35. The Corporate Governance Committee reviews the optimal size of the Board for effective decision making. The parameters the Committee established are based on legal requirements, best governance practices in the financial services industry, any skills required to complement the Board’s skill set and the number of directors required to adequately discharge the duties of the Board and those of its committees.

3. Board responsibilities

Quick facts

ðFind the Mandate of the Board of Directors at www.cibc.com and www.sedar.com

ðBoard reviews and approves the mandate every year

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board provides direction to management, through the Chief Executive Officer (CEO), to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategic planning – The Board reviews CIBC’s strategic planning process, approves the annual strategic plan and considers management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products.

Risk management – The Board (with assistance from the Risk Management Committee or the Audit Committee) reviews management reports on material risks associated with CIBC’s businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems.

Human resources management – The Board (with assistance from the Management Resources and Compensation Committee) reviews CIBC’s approach to human resource management and executive compensation, the extent to which management fosters a culture of integrity and succession planning process for the CEO and key management positions.

Corporate governance – The Board (with assistance from the Corporate Governance Committee and the Risk Management Committee) reviews CIBC’s approach to corporate governance, director independence, CIBC’s Code of Ethics and Code of Conduct, and policies relating to reputation and legal risk.

Financial information – The Board (with assistance from the Audit Committee) reviews CIBC’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

Communications – The Board reviews CIBC’s overall communications strategy, measures for receiving shareholder feedback and material changes to CIBC’s disclosure policy.

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next Board meeting.

Director development and evaluation – Each director participates in CIBC’s director development program. The Board (with assistance from the Corporate Governance Committee) evaluates the performance of the Board, its committees and the directors.

CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES    2

4. Director independence

Quick facts

ðFind Board of Director Independence Standards at www.cibc.com

ðAll director nominees put forward for appointment at the 2008 annual meeting are independent except Gerry McCaughey because he is CIBC’s President and CEO and Robert Steacy because of his daughter’s employment with Ernst & Young LLP, CIBC’s external auditors. She does not work on CIBC’s audit or any other matter relating to CIBC.

The Board achieves independence in accordance with regulatory requirements and best practices using several tools. A key tool is the Board’s independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. There are other important tools the Board uses to achieve independence:

•	reviewing board interlocks;

•	reviewing service on other public company audit committees;

•	conducting regular sessions of the Board and its committees without any members of management; and

•	reviewing whether directors have a material interest in a transaction.

     Independence standards

The Board’s independence standards require a substantial majority of its directors to be independent. All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members must satisfy additional criteria outlined in that committee’s mandate.

A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Affiliated Persons Regulations under the Bank Act, the New York Stock Exchange corporate governance rules and the Canadian Securities Administrators’ corporate governance guidelines. The Board determines the independence of a director each year at the time the Board approves director nominees for inclusion in CIBC’s Management Proxy Circular. If a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time.

The Board bases its determination primarily on the results of independence questionnaires completed by each nominee.

     Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence but the Board may decide otherwise for a specific director relationship depending on his or her circumstances. These immaterial relationships include routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards. An immaterial relationship also includes the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) if the compensation and benefits received by the family member were established by CIBC in accordance with the compensation policies and practices applicable to CIBC employees in comparable positions.

     Board interlocks

Quick facts

ðThe Corporate Governance Committee does not believe that interlocking board memberships of CIBC’s directors impact the ability of those directors to act in the best interests of CIBC.

The Board does not limit the number of its directors who sit on the same board of another public company but reviews interlocking board memberships and believes disclosing them is important.

Company	Director	Committee Membership
Nortel Networks Corporation	Jalynn H. Bennett	Compensation and Human Resources

	John P. Manley	Compensation and Human Resources

Nortel Networks Limited	Jalynn H. Bennett	Compensation and Human Resources, Pension Fund Policy

	John P. Manley	Compensation and Human Resources, Pension Fund Policy

TransAlta Corporation	Gordon D. Giffin	Nominating and Corporate Governance

	Stephen G. Snyder	—

3    CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Service on other public company audit committees

Quick facts

ðCheck director nominee biographies in the 2008 Management Proxy Circular for their participation on other public company committees

ðRonald Tysoe, member of CIBC’s Audit Committee, is an audit committee member at three other public companies. After looking at the scope of his audit committee activities, regulatory requirements, demands on his time, his extensive accounting and financial qualifications and related experience, the Board determined his ability to serve on CIBC’s Audit Committee was not impaired.

Under the Audit Committee mandate, a member may not serve on the audit committee of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on CIBC’s Audit Committee.

Private sessions

The Board and each of its committees enhance independence by conducting sessions without management. These sessions are arranged for each regularly scheduled meeting and are conducted by the Chairman of the Board at Board meetings and the chair of each committee at committee meetings. The Chairman of the Board also arranges an annual meeting among only the non-management directors.

Material interest in transactions

Where a director or executive officer has a material interest in a transaction or agreement (or proposed transaction or agreement) with CIBC, he or she discloses that interest. When the transaction or agreement is considered by the Board, the affected director excuses himself or herself from the meeting at which the transaction or agreement is being considered and does not vote on any resolution to approve that transaction or agreement.

5. Director nomination process

The Corporate Governance Committee acts as the nominating committee. This means it recommends candidates for nomination to the Board and establishes competencies and skills for the selection of Board and committee members. There are many considerations that factor into the Committee’s nomination process.

Term of a director

Quick facts

ðMaximum period of Board service usually runs until the director turns 70 or 15 years after joining the Board, whichever is shorter

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. Under CIBC’s Director Tenure Policy, the maximum period a director may serve on the Board is 15 years after his or her initial election by shareholders or appointment by directors. However, the Committee has the power to determine that it is in the best interests of CIBC to recommend a director who has served the maximum period for re-election. There is a transition schedule for those directors who were elected at the 2004 annual meeting of shareholders, some of whom were directors of CIBC for 15 years or more.

Director skill set and competency matrix tool

The Committee uses a competency matrix to assist with reviewing the skill set of director candidates and the Board as a whole. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as enterprise leadership, functional capabilities, market knowledge, board experience and diversity. This matrix is reviewed and enhanced annually by the Committee to reflect its assessment of the Board’s current needs and CIBC’s strategic priorities. Part of this review entails a self-assessment by each existing director of his or her skills and qualifications in each of the categories in the matrix. This self-assessment helps the Committee identify any gaps and assists the Committee in any search for new candidates.

Nominating a new director for election

The Committee is responsible for recommending to the Board candidates for election. Before making a recommendation on a new director candidate, the Chairman of the Board and different Committee members meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on CIBC’s Board. The Committee makes arrangements to verify the candidate’s educational background, conduct a background check on the candidate and assess any potential conflicts, independence concerns or disclosure issues the candidate might have.

Nominating an existing director for re-election

The Committee is responsible for recommending to the Board existing directors for re-election. Before making a recommendation on an existing director, the Committee reviews a number of factors identified in CIBC’s Director Tenure Policy, including the director’s:

•  Bank Act qualifications;

•  age;

•  material change in employment or board directorships;

•  capabilities to contribute effectively to the Board and its oversight responsibilities;

•  compliance with CIBC’s Code of Ethics;

•  attendance at regularly scheduled Board and committee meetings; and

•  length of service on the Board.

Meeting attendance record

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required. CIBC’s Director Tenure Policy encourages a director to attend all meetings of the Board and expects a director to attend at least 75% of the combined total of regularly

CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES    4

scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings.

Evergreen director candidate list

The Committee maintains an “evergreen” list of potential director candidates. The Committee reviews recommendations from other directors and external advisors and determines whether to add a new candidate’s name to the list.

External consultant

The Committee has the authority to hire outside consultants to help identify qualified candidates.

Former Chief Executive Officer

Under the Board’s Director Tenure Policy, the CEO would not normally be re-elected as a director after ceasing to act as the chief executive officer. However, the Corporate Governance Committee may recommend that he or she be elected as a director in special circumstances.

6. Director tenure

CIBC has a Director Tenure Policy to guide the Board and the Corporate Governance Committee on assessing the duration of a director’s tenure with the Board.

Resignation of a director – The policy requires a director to provide notice of resignation to the Chairman of the Board in certain circumstances. These circumstances include but are not limited to no longer satisfying director qualification requirements under applicable law, a material change in employment, accepting a directorship with another financial institution or company in which there could be a material conflict of interest between that institution or company and CIBC, causing CIBC to incur an irrecoverable loss, or becoming aware that personal circumstances may have an adverse impact on the reputation of CIBC. The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation would not be part of the decision-making process.

Retirement age and maximum term – A director retires at the earlier of turning 70 and 15 years after joining the Board. There is a transition period for directors appointed at the 2004 annual meeting of shareholders, some of whom were directors of CIBC for 15 years or more. The Corporate Governance Committee has authority to recommend a director for re-election after the expiry of the 15 year term or reaching 70 if it is in the best interests of CIBC to do so.

Director voting – A director is required to tender his or her resignation if the director receives more withheld votes than for votes, “a majority withheld vote”, at any meeting where shareholders vote on the uncontested election of directors. An “uncontested election” means the number of director nominees for election is the same as the number of director positions on the Board. The Corporate Governance Committee would be expected to recommend that the Board accept the resignation, except in extenuating circumstances. The Board would make a decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not be part of the decision-making process. If each member of the Corporate Governance Committee received a majority withheld vote at the same shareholder meeting, then the directors who satisfy the Board’s independence standards and did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them. If the only directors who did not receive a majority withheld vote at the same shareholder meeting constitute seven or fewer directors, all directors will participate in the determination on whether to accept the resignations. The Board may fill a vacancy in accordance with CIBC’s By-Law and the Bank Act.

7. The Chief Executive Officer

Quick facts

ðFind the Mandate of the Chief Executive Officer at www.cibc.com

ðBoard reviews and approves the mandate every year

The CEO must be a member of the Board under the Bank Act. The primary objectives of the CEO are to lead the management of CIBC’s business and affairs and to lead the implementation of Board resolutions and policies. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategic planning, governance, risk management, financial information, human resources management, operational direction, Board interaction, succession planning and effective communication with shareholders, clients, employees and regulators.

8. The Chairman of the Board

Quick facts

ðFind the Mandate of the Chairman of the Board at www.cibc.com

ðBoard reviews and approves the mandate every year

The Chairman of the Board is a non-management director and meets the Board’s independence standards. The primary functions of the Chairman are to oversee the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Mandate of the Chairman of the Board sets out the Chairman’s key accountabilities and responsibilities, which include duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development, providing input on potential director candidates, providing feedback to the CEO and communicating with shareholders and regulators.

5    CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

9. Board committees

Quick facts

ðBoard has four committees

ðCheck each committee’s fiscal 2007 achievements in the 2008 Management Proxy Circular

ðFind the mandate of each committee and the mandate of a committee chair at www.cibc.com

ðBoard reviews and approves the mandates every year

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal controls; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors, the Office of the Superintendent of Financial Institutions Canada and key management members, such as the Chief Financial Officer, the Chief Auditor and the General Counsel. All members are independent as required by law.

The Management Resources and Compensation Committee is responsible for assisting the Board in overseeing CIBC’s human resources policies and practices. The Committee reviews the CEO’s performance goals; evaluates the CEO’s performance; makes recommendations to the Board on the CEO’s compensation; reviews the appointment and compensation of other key management positions; oversees succession for the CEO and other key management positions; reviews CIBC’s compensation principles and policies; fulfills certain duties relating to CIBC’s pension funds; and provides the Report on Executive Compensation in CIBC’s Management Proxy Circular. All members are independent as required by law.

The Corporate Governance Committee is responsible for assisting the Board in its corporate governance oversight responsibilities and acting as the conduct review committee of CIBC and certain federally regulated subsidiaries under the Bank Act. The Committee oversees CIBC’s governance framework, activity and disclosure; the composition and performance of the Board and its committees; succession planning process for the CEO and the Chairman of the Board; compliance with CIBC’s Code of Conduct for Employees and Code of Ethics for Directors; and certain policies that impact reputation risk. All members are independent as required by law.

The Risk Management Committee is responsible for assisting the Board in overseeing, identifying, measuring, monitoring and controlling CIBC’s principal business risks. The Committee has specific responsibilities relating to credit, market, investment, operational, balance sheet and liquidity risks; credit delegation; CIBC’s reputation and legal risks policy; and the design, mandate and effectiveness of CIBC’s independent risk management services. All members are independent.

The Board appoints a chair for each committee for a term of up to five years. A chair has responsibility for presiding over all meetings of that committee, coordinating compliance with the committee’s mandate, working with management to develop the committee’s annual workplan and providing the Board with reports of the committee’s key activities.

10. Director compensation

Quick facts

ðCheck compensation paid to each director during fiscal 2007 in the 2008 Management Proxy Circular

ðA director is expected to acquire CIBC common shares and/or deferred share units having a value of not less than $300,000 within five years of becoming a director

The Corporate Governance Committee reviews and recommends for Board approval, CIBC’s director compensation policy and practices. The Committee considers many factors, including the links between compensation and workload, time commitment and responsibility. Another important factor the Committee considers is compensation paid to directors at other large Canadian and U.S. public companies, with a focus on major Canadian banks. The Committee may retain an independent external consultant to provide data and advice to the Committee on the appropriateness of its director compensation policy and practices.

11. Executive compensation

Quick facts

ðCheck the 2008 Management Proxy Circular for executive compensation detail

ðCEO incentive compensation delayed for one year to give the Board a longer-term view to assess CEO performance

ðCEO must own shares equal to six times CEO’s annual salary during his office as CEO and for two years after retirement

ðCEO pre-announces option exercises and trades in CIBC common shares

The Management Resources and Compensation Committee reviews individual performance assessments and recommends for Board approval the related individual variable compensation awards for the CEO, CFO, direct reports to the CEO and certain other key executive positions. As well, the Committee approves the total amount of the variable compensation pool. The Committee retains an independent, external executive compensation consultant to report directly to the Committee and provide advice and counsel on the issues being reviewed. The Committee’s guiding principle is that pay should align with performance and the competitive market for talent. Compensation at CIBC is comprised of three basic components: base salary, variable compensation and benefits (including pension and perquisites). For executives, variable compensation comprises a large percentage of total compensation to reinforce the pay-for-performance link.

Annual variable compensation for a fiscal year is determined by the Committee and approved by the Board at the end of that year, except for the CEO, whose annual variable compensation (excluding options) for a fiscal year is determined by the Board at the end of the next year. This compensation model for the CEO gives the Committee a longer-term view to assess CEO performance. In addition, upon the CEO’s retirement, his outstanding unvested restricted shares and options continue to be eligible to meet vesting criteria only if there is no subsequent material adverse event relating to the time the retired CEO occupied that office. Alignment to shareholders’ interests is further enhanced by requiring the CEO to maintain a share ownership level equal to

CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES    6

six times his annual salary while he occupies that office and for two years after retirement. To promote transparent disclosure practices, the CEO pre-announces by press release his intention to exercise options or make other trades in CIBC securities for which insider reports would be required within the standard ten day period.

12.	Board access to management and external advisors

To assist the Board and its committees in satisfying their responsibilities and to foster their independence, the Board and each committee has authority to retain and terminate external advisors and to set and pay the compensation of those advisors without consulting or obtaining approval of any CIBC officer. The Board and its committees also have unrestricted access to management and employees of CIBC, as well as the external auditors.

13. Director orientation and continuing education

Quick facts

ðDuring fiscal 2007, director education focused on risk management methodology, Basel II, executive compensation and disclosure and corporate governance trends

ðApproximately 10.6% of agenda time was dedicated to director education during fiscal 2007. See the 2008 Management Proxy Circular for details on each committee’s director education during fiscal 2007.

CIBC’s Director Development Program fosters the continuous education of Board members. The program has two components: 1) New Director Orientation and 2) Ongoing Director Development. The Board’s target is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items.

New director orientation – The New Director Orientation program is comprised of written materials and scheduled orientation events. CIBC’s Directors’ Manual reviews the Board’s policies and procedures; CIBC’s By-Law and current organizational structure; CIBC’s current strategic, financial and capital plans; the most recent annual and quarterly financial reports; and key business issues. In addition, a new director has separate one-on-one meetings with the Chairman, the CEO, members of management and representatives from CIBC’s Compliance Department. The chair of a Board committee arranges an orientation session for any new director who joins the committee. To assist a new director in understanding the role of the Board and its committees and the commitment expected of a director, the Chairman arranges for a current Board member to act as mentor to a new director.

Ongoing director development – The Ongoing Director Development program is comprised of a combination of external course offerings; self-education through CIBC’s on-line learning network; written materials relevant to a director’s role; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chairman is responsible for coordinating continuous education programs at the Board level. Each Board committee chair has the same responsibility for the continuous education of committee members in relation to a committee’s mandate. The Board of Directors’ website is an important component of the Ongoing Director Development program, providing an online reference library for directors with key contact information and a complete repository of policies and procedures affecting the operations of the Board and its committees.

14. Management succession

The mandates of the Board and its committees outline responsibility for oversight of management succession plans for the CEO, the Chief Financial Officer and other key management positions.

The Management Resources and Compensation Committee reviews the succession plan of the Chief Financial Officer and other key management positions. The Audit Committee, in consultation with the Management Resources and Compensation Committee, reviews the succession plan of the Chief Financial Officer, the Controller, the Chief Auditor and the Chief Accountant. The Corporate Governance Committee reviews the succession plan of the CEO.

The CEO reviews emergency and long-term succession candidates for key positions with the Board and certain committees at least once a year.

15. Disclosure policy

Quick facts

ðFind CIBC’s Disclosure Policy at www.cibc.com

ðCEO, CFO, Chairman of the Board and authorized members of management speak for CIBC

ðIndividual Board members communicate with CIBC stakeholders only at the request of the Board or management

A Board approved disclosure policy reflects the commitment of the directors and management to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee is responsible for reviewing management’s administration of CIBC’s Disclosure Policy, as well as any changes to that policy submitted to the Board for approval. The Board is responsible for reviewing CIBC’s overall communication strategy.

16. Annual performance evaluation of the Board

The Mandate of the Board of Directors requires the Board to evaluate and review the performance of the Board, its committees and its directors each year. The Board delegates this function to the Corporate Governance Committee. The Corporate Governance Committee retains an external advisor to assist in conducting this assessment.

The assessment of the Board’s performance is based on feedback obtained from 1) individual questionnaires and 2) individual one-on-one interviews between each director and the Chairman of the Board to discuss the director’s performance, development needs and peer feedback. The Chair of the Corporate Governance Committee has a similar one-on-one interview with the Chairman of the Board to discuss the Chairman’s performance. The assessment addresses performance of the Board, each Board committee, each committee chair, the Chairman, the CEO and individual directors. A broad range of dimensions are covered, such

7    CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

as Board and committee structure and composition; succession planning; management development; strategic planning; risk management; operational performance; director competencies; and Board processes and effectiveness. The assessments help identify opportunities for continuing Board and director development and form the basis of action plans for improvement. The Corporate Governance Committee monitors progress against these plans.

17. Code of Conduct and Code of Ethics

Quick facts

ðEach year employees and directors certify they are familiar with the codes and adhere to them.

ðFind the Code of Conduct and Code of Ethics at www.cibc.com or www.sedar.com

CIBC is committed to the highest standards of ethical and professional conduct. The Code of Conduct applies to all employees of CIBC, including both permanent and temporary employees working either full-time or part-time. The Code of Conduct represents the minimum standards regarding employee conduct and CIBC’s obligations. In addition, certain employees will be subject to business-related Code of Conduct Guidelines. The Code of Conduct addresses general conduct, conflicts of interest, information management, protection of CIBC’s assets and internal and regulatory investigations.

The Code of Ethics applies to all members of the Board, codifying a standard of conduct by which a director is expected to abide. The Code of Ethics addresses matters that are similar to those addressed in the Code of Conduct. When a new director joins the Board, he or she is required to review the Code of Ethics and acknowledge in writing that he or she has reviewed it and agrees to abide by its terms.

Any changes to the codes are considered by the Board for approval. A waiver of the Code of Conduct for certain executive officers or the Code of Ethics for directors may be granted only by the Board or the Audit Committee and must be promptly disclosed to CIBC’s shareholders.

CIBC     STATEMENT OF CORPORATE GOVERNANCE PRACTICES    8

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